Exhibit 99.1

Scott Wilson Mining

YAMANA GOLD INC.

TECHNICAL REPORT ON THE PEDRO VALENCIA MINE OF MINERA FLORIDA LIMITADA, CENTRAL CHILE

NI 43-101 REPORT

Authors:

Stuart E. Collins, P.E.

Chester M. Moore, P.Eng.

March 22, 2010

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile

Client Name & Address	Yamana Gold Inc. 9670 Gateway Drive Reno, Nevada 89511

Document Reference	Project #1435	Status & Issue No.	Final Version

Issue Date	March 22, 2010

Lead Author	Chester Moore	(Signed)

Peer Reviewer	Deborah McCombe	(Signed)

Project Manager Approval	Chester Moore	(Signed)

Project Director Approval	Rick Lambert	(Signed)

Report Distribution	Name	No. of Copies
Client

Scott Wilson RPA Filing	1 (project box) 1 (project file)

Scott Wilson Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@scottwilson.com

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-5
Executive Summary	1-5
Technical Summary	1-15
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Land Tenure	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
General	6-1
Underground Exploration	6-2
7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local Geology	7-4
Property Geology	7-4
Tectonic Setting	7-5
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
Genetic Model	9-1
Mineralized Structures	9-4
10 EXPLORATION	10-1
11 DRILLING	11-1
12 SAMPLING METHOD AND APPROACH	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
Sample Security	13-2
14 DATA VERIFICATION	14-1
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
Metallurgical Testing	16-4
Mill Production	16-4
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Summary	17-1
Mineral Resources	17-1

Yamana Gold Inc. — Minera Florida Limitada

Technical Report NI 43-101 — March 22, 2010

i

Mineral Reserves	17-19
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 ADDITIONAL REQUIREMENTS	19-1
Mining Operations	19-1
Markets	19-8
Contracts	19-8
Environmental Considerations	19-8
Taxes	19-9
Capital and Operating Cost Estimates	19-9
Economic Analysis	19-10
20 INTERPRETATION AND CONCLUSIONS	20-1
Geology and Mineral Resources	20-1
Mineral Reserves and Life of Mine Plan	20-3
Mineral Processing	20-4
Capital and Operating Costs	20-4
Economic Analysis	20-4
21 RECOMMENDATIONS	21-1
22 REFERENCES	22-1
23 DATE AND SIGNATURE PAGE	23-1
24 CERTIFICATE OF QUALIFIED PERSON	24-1

LIST OF TABLES

PAGE

Table 1-1	Pre-tax Cash Flow Summary	1-11
Table 1-2	2010 Exploration Program	1-13
Table 1-3	Mineral Resources (December 31, 2009)	1-19
Table 1-4	Mineral Reserves (December 31, 2009)	1-20
Table 4-1	List of Properties in May 1999 Lease Agreement	4-2
Table 4-2	Schedule of Payments in the Agua Fría Lease Agreement	4-3
Table 4-3	List of Mineral Concessions	4-4
Table 6-1	Historical Production to December 31, 2009	6-2
Table 6-2	Underground Development, 1988-2009	6-3
Table 11-1	Selected Mine Drill Intersections 2009	11-1
Table 11-2	Selected Exploration Intersections 2009	11-3
Table 16-1	Historical Mineral Processing Results	16-6
Table 17-1	Measured Mineral Resource Estimate (December 31, 2009)	17-3
Table 17-2	Indicated Mineral Resource Estimate (December 31, 2009)	17-4
Table 17-3	Inferred Mineral Resource Estimate (December 31, 2009)	17-5
Table 17-4	Top Cut Values	17-8
Table 17-5	Summary of Assay Records	17-11

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Table 17-6	Summary of Assay Composites	17-12
Table 17-7	Mineral Resource Classification Parameters	17-14
Table 17-8	Mineral Resources (December 31, 2009)	17-15
Table 17-9	Comparison of Mineral Resource Estimates	17-16
Table 17-10	Mineral Reserve Input Factors	17-20
Table 17-11	Mineral Reserve Stope Design Factors	17-20
Table 17-12	Mineral Resources Used to Estimate Mineral Reserves (December 31, 2009)	17-21
Table 17-13	Dilution Used to Estimate Mineral Reserves (December 31, 2009)	17-22
Table 17-14	Mineral Resources (in Addition to Mineral Reserves)	17-25
Table 17-15	Proven Mineral Reserve Estimate (December 31, 2009)	17-26
Table 17-16	Probable Mineral Reserve Estimate (December 31, 2009)	17-27
Table 17-17	Mineral Reserves (December 31, 2009)	17-28
Table 19-1	Historical Mine Production — 2002 to November 2009	19-1
Table 19-2	2006 and 2007 Mine Production	19-2
Table 19-3	Mine to Plant Reconciliation: Jan-Oct 2009	19-3
Table 19-4	Yearly Production Schedule by Vein	19-5
Table 19-5	Current Listing of Mine Equipment	19-6
Table 19-6	Summary of Estimated Capital Costs	19-9
Table 19-7	Summary of Estimated Operating Costs	19-10
Table 19-8	Pre-tax Cash Flow Summary	19-11
Table 19-9	Sensitivity Analyses	19-13
Table 21-1	2010 Exploration Program	21-1

LIST OF FIGURES

PAGE

Figure 1-1	Exploration Potential	1-8
Figure 1-2	2010 Mine Exploration Program	1-14
Figure 4-1	Property Map	4-8
Figure 5-1	Location Map	5-3
Figure 5-2	General Area	5-4
Figure 7-1	Regional Geology	7-2
Figure 7-2	Regional Cross Section of the Minera Florida area	7-3
Figure 7-3	Style of Veining and Structures in the Mine Area	7-6
Figure 9-1	Metal Zoning in Mineralized Veins of the Pedro Valencia Mine	9-3
Figure 10-1	Exploration Targets	10-2
Figure 16-1	Process Plant Flow Sheet	16-3
Figure 17-1	Plan View of Resource Models	17-10
Figure 17-2	Drift Analyses	17-17
Figure 17-3	Centenario, Milenium, Peumo, and Tribuna Models — 3D View	17-18
Figure 17-4	Reserve Process	17-23
Figure 19-1	Sensitivity Analysis	19-13
Figure 20-1	Exploration Potential	20-2
Figure 21-1	2010 Mine Exploration Program	21-2

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1  SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by William H. Wulftange, Director, Technical Compliance, of Yamana Gold Inc. (Yamana), to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Pedro Valencia Mine (also known as the Alhué Mine or the Alhué Property) of Minera Florida Limitada (Minera Florida), located in the Metropolitan Region of central Chile.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the mine.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Scott Wilson RPA visited the property on December 1 to 3, 2009.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas.  The Pedro Valencia Mine of Minera Florida was one of Meridian’s gold producers in Chile.

Yamana’s other assets include:

•      100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•      100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

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•      100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia State, 180 km north-northeast of the state capital city of Salvador.

•      100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•      100% ownership of the Gualcamayo open pit, heap leach gold mine located in the San Juan Province in Argentina.

•      Other gold and gold-copper projects in Mexico, Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with the mine are:

•      The Pedro Valencia underground mine with production from several mineralized structures.  From 1987 to 2009, Minera Florida, and its predecessor company, extracted some 7.6 million tonnes of material at an average grade of 5.6 g/t Au and 50 g/t Ag.  Currently, the mine produces approximately 60,000 tonnes of ore per month.

•      A conventional flotation mill, with an INCO SO2/air cyanide destruction circuit, which produces gold doré as well as a zinc concentrate.  The recently expanded processing plant has a capacity of approximately 65,000 tonnes per month.  Currently, the mill operates at the rate of 2,400 tpd.

•      Mine and mill infrastructure including office buildings, shops, and equipment.

•      An expanded tailings pond.

In 2006, Scott Wilson RPA carried out a previous audit of the Mineral Resources and Reserves of the Pedro Valencia Mine in connection with Yamana’s acquisition of the mine, mill, and other assets from Minera Florida.  This previous Technical Report was completed on January 17, 2007. In 2008, Scott Wilson RPA completed an updated Technical Report based on a subsequent audit of the Mineral Resources and Reserves at the mine.  This previous report was completed on December 19, 2008.

CONCLUSIONS

Results of recent diamond drilling indicate that the trend of gold mineralization at the Alhué deposit continues along strike to the northwest and southeast.  Based on the projected continuity of existing structures and indications of similar mineralized structures, Yamana reports that there is geological potential for additional gold mineralization in the area.  Two other known areas of gold mineralization are present southeast of the Alhué deposit (Figure 1-1).  Yamana has started to carry out exploration

1-6

in these areas.  Surface exploration in the Membrillo area in 2008 and 2009 returned significant values in several drill holes.  For example, drill hole CLMB 017 returned a core length of 8.25 m grading 3.79 g/t Au, 1.87 g/t Ag, and 0.25% Zn in an intersection on the Membrillo vein.

GEOLOGY AND MINERAL RESOURCES

The Pedro Valencia Mine is situated within the Coastal Cordillera in the Metropolitan Region of central Chile.  Gold and polymetallic mineralization is hosted by quartz veins and stockwork within gently east dipping andesitic tuffs and other volcaniclastic rocks of the Upper Cretaceous Lo Valle Formation.  The veins and other structures in the area are commonly associated with hydrothermal (silicic and propylitic) alteration and mineralization including gold, silver, zinc, and lead values.  Gold mineralization occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite.

Based on exploration and mining observations, the gold deposits in the mine area are classified as stockwork and vein gold deposits.

Using a 2.5 g/t Au cut-off grade, the 2009 Minera Florida total Measured and Indicated Mineral Resources estimated by Yamana, inclusive of Mineral Reserves, total 4.70 million tonnes at an average grade of approximately 6.38 g/t Au, 40.54 g/t Ag, and 1.79% Zn.  This equates to 960,000 ounces of gold, 6.1 million ounces of silver, and 185.3 million pounds of zinc.  Using a 2.5 g/t Au cut-off grade, the 2009 Minera Florida total Measured and Indicated Mineral Resources estimated by Yamana, exclusive of Mineral Reserves, total 2.13 million tonnes at an average grade of approximately 5.37 g/t Au, 24.07 g/t Ag, and 1.45% Zn.  This equates to 367,000 ounces of gold, 1.6 million ounces of silver, and 68.0 million pounds of zinc.  The deposit is also estimated to contain some 2.75 million tonnes of Inferred Mineral Resources at an average grade of approximately 6.1 g/t Au, 55.1 g/t Ag, and 1.5% Zn, which equates to 540,000 ounces of gold, 4.9 million ounces of silver, and 92 million pounds of zinc.  In Scott Wilson RPA’s opinion, these resource estimates are prepared in accordance with CIM definitions and are NI 43-101 compliant.  In future resource estimates, however, Scott Wilson RPA recommends that Yamana use a minimum mining width and exclude some potentially unmineable remnant blocks from the total.

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6,237,000 N
321,500 E
324,000 E
326,500 E
329,000 E
331,500 E
N
6,234,500 N
316,500 E
319,000 E
ALHUE DISTRICT
14 Kilometres
6,232,000 N
EL MEMBRILLO DISTRICT
6,229,500 N
CHANCON DISTRICT
0 0.5 1.0 1.5 2.0 2.5
Kilometres

Figure 1-1

Yamana Gold Inc.

Minera Florida Limitada
Chile
Exploration Potential

March 2010

Source: Minera Florida, 2008.

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As part of our due diligence on the Mineral Resources, Scott Wilson RPA carried out an independent check on four mineralized structures using a 2.5 g/t Au cut-off grade and verified grade shells.  It is Scott Wilson RPA’s opinion that the Yamana estimates and Scott Wilson RPA check estimates show acceptable agreement.

MINERAL RESERVES AND LIFE OF MINE PLAN

The 2009 Minera Florida Mineral Reserves reported by Yamana total 3.65 million tonnes of Proven and Probable Mineral Reserves at an average grade of 5.27 g/t Au, 38.9 g/t Ag, and 1.52% Zn.

The Mineral Reserves have been estimated using a cut-off grade of 3.1 g/t Au equivalent based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.  Scott Wilson RPA notes that the reserves are in accordance with the CIM definitions and are considered NI 43-101 compliant.

The reported Mineral Reserve estimate is reasonable for the remaining Life of Mine plan (LOMP).

From 2010 to 2013, Yamana plans to mine approximately 830,000 tonnes per year at grades ranging from 4.57 g/t Au to 5.27 g/t Au, 28.1 g/t Ag to 38.9 g/t Ag, and 0.95% Zn to 1.52% Zn.

MINERAL PROCESSING

Based on the upgraded and expanded plant, overall metallurgical recoveries are forecast to be 83.0% for gold, 67.7% for silver, and 77.0% for zinc for the life of the mining operation.  These forecast recoveries are similar to historical results, which averaged 84% for gold, 71% for silver, and 71% for zinc in 2008.

Forecast gold production varies from approximately 101,000 ounces to 116,000 ounces from 2010 to 2013.  Silver production is forecast to increase from approximately 503,000 ounces in 2010 to 695,000 ounces in 2013.

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CAPITAL AND OPERATING COSTS

The total capital expenditures estimated by Yamana for the mine life are $110 million. These costs include mine and plant expansion, exploration and mine development, sustaining capital, and reclamation costs.  Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Operating costs are forecast to average $79/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

ECONOMIC ANALYSIS

Scott Wilson RPA carried out an independent economic analysis and prepared pre-tax cash flow forecasts on an annual basis using Proven and Probable Mineral Reserves.  The pre-tax cash flow summary is shown in Table 1-1.  A summary of the key criteria is provided below:

ECONOMIC CRITERIA

Revenue

•      Production rate: 2,300 tonnes per day mining from underground.

•      Mill recovery, averaging 83.0% for gold, 67.7% for silver, and 77.0% for zinc.

•      Gold at refinery 99.8% payable and silver at 99.0% payable.

•      Metal prices used in cash flow: average US$960 per ounce gold, US$14.80 per ounce silver, and US$0.89 per pound zinc.

•      Net Smelter Return (NSR) includes doré refining, transport and insurance costs.

•      Revenue is recognized at the time of production.

Costs

•      Mine life: 4.5 years.

•      Mine life capital totals $110.3 million.

•      Average operating cost over the mine life is $79.08 per tonne milled.

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TABLE 1-1 PRE-TAX CASH FLOW SUMMARY

Yamana Gold Inc. – Minera Florida Property

YEAR		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	TOTAL
		2010	2011	2012	2013	2014	2015	2016	
Production	tpd	2,274	2,274	2,274	2,274				
Ore	'000 t	830.00	830.00	830.00	830.00	305.17			3,625
Gold Grade	g/t	4.79	4.73	4.57	5.27	9.92			5.27
Silver Grade	g/t	28.12	36.16	35.69	38.88	84.24			38.88
Silver - AuEq Grade	g/t	0.36	0.47	0.43	0.49	0.9840			0.48
Zinc Grade	%	1.14	0.95	0.96	1.52	5.63			1.52
Processing									
Ore	'000 t	830	830	830	830	305	-	-	3,625
Gold Grade	g/t	4.79	4.73	4.57	5.27	9.92	-	-	5.27
Silver Grade	g/t	28.12	36.16	35.69	38.88	84.24	-	-	38.88
Zinc Grade	%	1.14	0.95	0.96	1.52	5.63	-	-	1.52
Recovery									
Gold	%	83.0%	83.0%	83.0%	83.0%	83.0%	0.0%	0.0%	83.0%
Silver	%	67.7%	67.7%	67.7%	67.7%	67.7%	0.0%	0.0%	67.7%
Zinc	%	77.0%	77.0%	77.0%	77.0%	77.0%	0.0%	0.0%	77.0%
Au Refinery Recovery 99.8%	%	99.8%	99.8%	99.8%	99.8%	99.8%	0.0%	0.0%	99.8%
Ag Refinery Recovery 99.0%	%	99.0%	99.0%	99.0%	99.0%	99.0%	0.0%	0.0%	99.0%
Payable Gold	'000 ozs	106	105	101	116	81	-	-	509
Payable Silver	'000 ozs	503	646	638	695	554	-	-	3,035
Payable Zinc	'000 lbs	16,027	13,371	13,561	21,420	29,177	-	-	93,556
Revenue									
Gold Price	US$/oz	1,000	1,000	1,000	900	900	900	900	960
Silver Price	US$/oz	16.00	16.00	15.00	14.00	13.00	13.00	13.00	14.80
Zinc Price	US$/lb	0.90	1.05	0.90	0.80	0.80	0.80	0.80	0.89
Gross Value Gold	US$ '000	105,988	104,658	101,036	104,843	72,563	-	-	489,087
Gross Value Silver	US$ '000	8,041	10,342	9,568	9,730	7,197	-	-	44,878
Gross Value Zinc	US$ '000	14,424	14,039	12,205	17,136	23,342	-	-	81,146
Selling Cost	US$ '000	5,796	4,901	4,950	7,646	10,103	-	-	33,396
Royalty	US$ '000	10,725	10,484	10,484	10,725	4,272	-	-	46,690
Total Revenue	**US$ '000**	**111,931**	**113,655**	**107,376**	**113,337**	**88,726**	-	-	535,025
Costs									
Capital Costs									
Mine Expansion Capital	US$ '000	4,306	400	400	400	-	-	-	5,506
Plant Expansion Capital	US$ '000	2,000	-	-	-	-	-	-	2,000
Sustaining / Reclamation	US$ '000	1,628	1,628	1,628	1,628	12,700	-	-	19,210
Exploration Capital	US$ '000	3,700	3,700	3,900	3,900				15,200
Capitalized Development	US$ '000	21,484	22,773	24,140	-	-	-	-	68,397
	US$ '000	**33,118**	**28,501**	**30,067**	**5,928**	**12,700**	-	-	110,313
	US$/ AuEq oz	245	208	232	39	107	-	-	164
	US$/tonne milled	40	34	36	7	42	-	-	30
Operating Costs									
Mining	US$ '000	36,250	38,425	40,730	38,468	14,144	-	-	168,017
Processing	US$ '000	21,381	21,381	21,381	21,381	7,861	-	-	93,384
G&A	US$ '000	5,785	5,785	5,785	5,785	2,127	-	-	25,267
Total Operating Costs	**US$ '000**	**63,416**	**65,591**	**67,896**	**65,634**	**24,132**	-	-	286,669
	US$/ AuEq oz	469	478	524	432	203	-	-	426
	US$/tonne milled	76	79	82	79	79	-	-	79
Total Costs	**US$ '000**	**96,534**	**94,091**	**97,963**	**71,562**	**36,832**	-	-	396,982
	US$/ AuEq oz	714	686	756	471	309	-	-	590
	US$/tonne milled	116	113	118	86	121	-	-	110
Cash Flow									
Operating Margin	**US$ '000**	48,515	48,064	39,479	47,702	64,594	-	-	248,356
	US$/ AuEq oz	359	350	305	314	543	-	-	369
	US$/tonne milled	58	58	48	57	212	-	-	69
Pre-Tax Net Cash Flow	**US$ '000**	**15,398**	**19,563**	**9,412**	**41,775**	**51,894**	-	-	138,043
Cumulative	**US$ '000**	15,398	34,961	44,374	86,149	138,043	138,043	138,043	

NPV			Total Project	2011 onwards
	0%	US$ '000	138,043	138,043
	2%	US$ '000	128,365	130,932
	5%	US$ '000	115,569	121,347
	8%	US$ '000	104,526	112,888

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CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $138 million over the mine life.  The Total Cash Cost is US$426 per ounce of gold equivalent (including by-product credits for silver and zinc).  The mine life capital unit cost is US$164 per ounce, for a Total Production Cost of US$590 per ounce of gold equivalent.  Average annual gold production (not including by-product equivalent ounces) during operation is 107,000 ounces per year.  The pre-tax Net Present Value (NPV) at a base case discount rate of 5% is US$115.6 million.

SENSITIVITY ANALYSIS

Key economic risks were examined by running cash flow sensitivities.  Selected factors in the Project from most to least sensitive are:

•      Gold price, silver price, zinc price

•      Operating and capital costs.

RECOMMENDATIONS

Scott Wilson RPA concurs with capital expenditures of $110 million estimated by Yamana for the mine life period. This estimate consists of:

•      Capitalized mine development.

•      Sustaining and reclamation capital.

•      Infill drilling to upgrade Inferred Mineral Resources into Indicated and Measured categories and for eventual conversion to Mineral Reserves.

•      Surface and underground exploration capital.

Based on recent success in discovering new veins and extending known resources, Minera Florida has continued underground exploration at the mining operation.  The exploration program for 2010 includes 800 m of drifting and 12,900 m of diamond drilling at a proposed cost of $3.5 million (Table 1-2).  The exploration is targeted at Central Inferior, Central Superior, El Choclo, Los Patos, Maquis Norte, Maquis Sur, Polvorin, Portezuelo, Rafael, Sorpresa Inferior, Tribuna Oeste, and Tribuna Norte vein systems (Figure 1-2) in the mine area and El Alamo, El Roble, and Minas de Plata in the surrounding district.  Scott Wilson RPA concurs with this exploration work.

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TABLE 1-2   2010 EXPLORATION PROGRAM

Yamana Gold Inc. — Minera Florida Project

Target Area	Drifting (m)	Drilling (m)
El Alamo	100	600
El Roble	—	600
Minas de Plata	—	600
El Choclo	100	1,200
Maquis Norte	250	3,000
Portezuelo	150	2,500
Tribuna (Oeste and Norte)	200	4,400
Total	800	12,900

Other Scott Wilson RPA recommendations include:

•      Estimate the Mineral Resources based on a minimum width of mineralization.

•      Expand use of an unfolding or multiple domain technique in the block models prior to interpolation so that grades are distributed through the solids that better match the geology and mineralization.

•      Complete a study to determine if the vein mineralization can be placed in groups with common search characteristics, rather than use one search strategy for all veins.

•      Carry out systematic density measurements on representative mineralized intersections from each vein in order to represent the variability of the various mineralized zones in the resource estimation process.

•      Remove unmineable remnant pillars and isolated blocks from the resource category.

•      Reconcile, on a regular basis, mine dilution and mine recovery, with respect to both tonnes and grade. This reconciliation should be between mineral resources and reserves, reserves and mine production, and mine production and mill head grades.

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Figure 1-2
Yamana Gold Inc.
Minera Florida Limitada
Chile
2010
Mine Exploration Program
Source: Yamana Gold Inc., 2010.
March 2010
0 100 200 300 400 500
Metres
N
TRIBUNA OESTE
TRIBUNA NORTE
MAQUIS NORTE
PORTEZUELO (B-E)
EL CHOCLO
RAFAEL
POLVORIN
CENTRAL
LOS PATOS
MAQUIS SUR
EL ALAMO
316,200 E
316,400 E
316,600 E
316,800 E
317,000 E
317,200 E
317,400 E
317,600 E
317,800 E
318,000 E
318,200 E
6,238,400 N
6,238,200 N
6,238,000 N
6,237,800 N
6,237,600 N
6,237,400 N
6,237,200 N
6,237,000 N
6,236,800 N
6,236,600 N
6,236,400 N
6,236,200 N
6,236,000 N
6,235,800 N
6,235,600 N
6,235,400 N
6,235,200 N

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LAND TENURE, AND LOCATION

The Minera Florida Property is located at UTM coordinates 6,237,000 N and 317,000 E approximately 75 km southwest of Santiago, in the Metropolitan Region of central Chile.  The property consists of 166 mineral licences covering a total area of approximately 15,600 ha.  The property is partly owned and partly leased by Yamana, and the Pedro Valencia Mine is located within the property boundaries.  Mining licences in and around the Pedro Valencia Mine area are contained within a rectangular block (2.5 km x 1.5 km) comprising 33 licences.  The property also includes some 133 mineral concessions in a large area around the mining licences.

On May 11, 1999, Sociedad Minera Maipo Ltda. (Maipo) and Sociedad Minera Agua Fría (Agua Fría) signed a lease agreement whereby Maipo leased a number of mining licences situated around the Pedro Valencia Mine from Agua Fría (the Lease Agreement).  Since then Maipo changed its name to Minera Florida S.A.  The terms of the Lease Agreement stated that the monthly rent paid on the above properties would be based on the average price for gold and silver at the London Metal Exchange and the average grade of ore (gold equivalent for gold and silver) produced at the mine.  The Lease Agreement also included an Area of Interest whereby all parties agreed that any mineral claim staked by either party in areas outside of the properties would be considered as part of the Lease Agreement.

Yamana purchased certain mining claims and a 50% interest in Agua Fría for $9.7 million in 2007.  This new agreement contains a provision whereby rents charged on production grading more than 5 g/t Au would be converted to a 3% NSR.

SITE INFRASTRUCTURE AND ACCESS

The Minera Florida Property contains a mining and milling operation complete with a tailings storage facility.  Access to the property is by paved road, along Route 78 approximately 60 km west to Melipilla, then south approximately 60 km along secondary highways No. 34 and 21, and then east approximately 55 km along secondary highway No. 29.  The total distance from Santiago is approximately 175 km.  The towns of Alhué

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and El Asiento are located close to the Pedro Valencia Mine, and have a combined population of approximately 3,000 people.

Electrical power is available at El Asiento, a town some 12 km from the Pedro Valencia Mine, which is linked to the Chilean Power grid.  Telephone and high speed internet service is available at the site.  Water is available from small rivers and creeks within the property.  Mining equipment and personnel are available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production; including the large El Teniente copper mine.

HISTORY

Historic mining and prospecting activities in the Metropolitan Region of central Chile date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers.  Prospecting work led to the discovery of several gold bearing occurrences and the development of gold deposits in quartz veins in 1739, which started a small gold rush.

In 1886, Albion Mining Company constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method.  A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944.  From 1944 to 1986, little exploration or mining activities were carried out in the area. In 1986, Sociedad Minera Maipo S.A. (SMM) commenced exploration and regional evaluation of the area.  In 1987, SMM constructed a processing plant, developed the gold bearing veins of the Alhué deposit, and started small scale mining operations at the Lo Toro and Pedro Valencia deposits.

In early 2001, SMM in joint venture with Sociedades Agua Fría y Mila de Alhué constructed the current flotation plant, and started processing ore both from the Pedro Valencia Mine and from the El Manzano Mine nearby.  From 1987 to the end of December 2009, some 7.6 million tonnes of material at an average grade of 5.6 g/t Au and 50 g/t Ag have been mined from the Pedro Valencia Mine, producing approximately 1.4 million ounces of gold.

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GEOLOGY

The Pedro Valencia Mine is situated within the Coastal Cordillera in the Metropolitan Region of Central Chile.  Gold and polymetallic mineralization is hosted by quartz veins and stockwork within gently east dipping andesitic tuffs and other volcaniclastic rocks of the Upper Cretaceous Lo Valle Formation.  The veins and other structures in the area are commonly associated with hydrothermal (silicic and propylitic) alteration and mineralization including gold, silver, zinc, and lead values.

The rocks in the mine area define an approximately 1,800 m thick homoclinal sequence with a general strike ranging from azimuths 030° to 330° and dipping gently from 20° to 40° to the east.  From top to bottom, the sequence of rocks is as follows:

•                  Upper andesitic unit: This unit comprises two facies, a porphyritic facies with amphibole phenocrysts and dark coloured dacitic porphyry.

•                  Tuff unit: This north trending unit ranges in thickness from 400 m to 600 m, and occurs in various colours, dark purplish grey, light grey to yellowish and greyish green.  It is in conformable contact with the underlying rocks and exhibits pyroclastic texture with lithic fragments of feldspar and quartz in a very fine grained matrix with some shards.

•                  Lower Andesite: This north trending unit is approximately 400 m thick and occurs in medium greyish green or dark coloured varieties.  Commonly, it is porphyritic in texture, with minor pyrite and magnetite.

•                  Lower tuff breccia: This unit comprises two facies, a green lithic to crystal tuff with lithic fragments up to 6 cm long and lenticular bodies, ranging up to 100 m in length and up to 10 m in thickness, of green andesitic porphyry.

The intrusive rocks in the area are of two types; monzogranitic rocks and hypabyssal bodies.  They are greyish to yellow in colour and medium grained hypidiomorphic in texture.  The hypabyssal bodies comprise one metre to 10 m thick mafic sills interbedded and conformable with the host andesitic tuffs.

Gold mineralization occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite.  Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite.  Quartz occurs as grey siliceous zones, green quartz, translucent quartz, and white quartz.  Some veins exhibit metal zoning, with a

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relatively silver and gold rich zone in the upper part of the vein and a zinc rich zone in the lower part of the vein.  In general, mineralized structures are comprised of different parts, including an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockworks of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.

Gold mineralization at Alhué occurs in at least 19 mineralized veins and zones of hydrothermal breccia hosted by gently northeast dipping volcaniclastic rocks.  The mineralized areas range from 50 m to 200 m in length, 0.8 m to 30 m in thickness, and extend up to 500 m in depth.

MINERAL RESOURCES AND MINERAL RESERVES

Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Pedro Valencia Mine of Minera Florida, as reported by Yamana as of December 31, 2009.  Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Minera Florida estimates.  This included tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  Scott Wilson RPA notes that, although not critical, a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of four veins (Centenario, Milenium, Peumo, and Tribuna) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the underground drill hole data and wireframes provided.  Mining has been carried out in the Milenium and Peumo veins, but production has not started in the Centenario and Tribuna veins.  It is Scott Wilson RPA’s opinion that the Yamana estimate and Scott Wilson RPA check estimate show acceptable agreement.

Table 1-3 contains the Mineral Resources, in addition to the Mineral Reserves, for the Minera Florida operations as of December 31, 2009.

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TABLE 1-3   MINERAL RESOURCES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

Classification	Tonnes	g/t Au	g/t Ag	% Zn
Measured	882,000	5.48	18.17	1.39
Indicated	1,247,000	5.28	28.24	1.50
Total Measured & Indicated	2,129,000	5.37	24.07	1.45

Inferred Mineral Resources	2,750,000	6.1	55.1	1.5

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               The cut-off grade is based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Measured and Indicated Mineral Resources exclude resources used to estimate Mineral Reserves.

9.               Inferred Mineral Resources are in addition to Mineral Reserves.

10.         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Using the Measured and Indicated Resources, Yamana compiled the underground Life of Mine Reserve (LOMR) statement.  The process uses a series of steps including the construction of potential mining outlines based on the sublevel stoping and cut and fill mining methods.  Drilling and excavation drive outlines are interactively constructed and converted into mining solids using the Vulcan software system.  The intervening mineralization (Bench portion) that will be drilled is then modelled.  Mine dilution, containing gold and silver grades, is added into the design by expansion of the solids.  All remaining resources are automatically listed as Mineral Resources.

Using these diluted tonnes and grades, the economic value of each potential mining outline is calculated using a forecast long-term gold price of $825 per ounce, long-term silver price of $14.00 per ounce, and a long-term zinc price of $0.75 per pound.  These economic values are weighed against forecast costs averaging $79.08/t and metallurgical recoveries for each potential mining outline.  These combined economic revenue and cost models are part of the Selective Mining Unit (SMU) models.

Table 1-4 contains the Mineral Reserves for the Minera Florida operations as of December 31, 2009.

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TABLE 1-4   MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

Classification	Tonnes	g/t Au	g/t Ag	% Zn
Proven	1,504,000	4.27	22.69	1.39
Probable	2,148,000	5.97	50.22	1.62

Total Mineral Reserves	3,652,000	5.27	38.88	1.52

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68% and 77% for Au, Ag, and Zn, respectively.

4.               Minimum mining widths of 2.0 m for narrow veins and 3.5 m for wider veins were used.

5.               High assay values were cut using separate top cut values for each vein.

MINING OPERATIONS

The Pedro Valencia Mine currently operates at the rate of approximately 2,200 tpd (830,000 tonnes per year).  The underground mining methods are sublevel open stoping and cut and fill.  Access to the underground workings is from a number of adits, ramps, crosscuts, and drifts.

Trackless mining equipment is used exclusively underground.  The ground is very competent, requiring little ground support in waste development, and minor rock bolting and meshing in ore development headings.  The mine operates three, 8-hour shifts per day, and seven days per week.  Ore is hauled using 25-tonne haul trucks via adits to surface haul roads, which wind their way down off of the steep topography to a transfer point.  To December 2009, some 121,600 m of underground development including drifts, crosscuts, raises, and three access tunnels have been completed.  Total production for the Pedro Valencia Mine from 1987 to the end of November 2009 was 7.6 million tonnes grading 5.6 g/t Au, 50 g/t Ag, and 1.05% Zn.

The planned mine expansion, which was scheduled to be completed in late 2009, has been adjusted.  The El Hornito adit and ore pass concept, which was ongoing in 2008, was terminated due to ground control conditions and the associated high costs of excavation.  Ventilation raises and other mine openings provide the necessary underground ventilation, as well as emergency escape routes.

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MINERAL PROCESSING

The Alhué process plant was expanded to nominally process 2,400 tpd of ore, producing doré metal and zinc concentrate.  The plant is currently operating at a rate of 2,200 tpd.  Ore is hauled using 25-tonne trucks from the mine to a transfer point and from the transfer point to the process plant in 50-tonne haul trucks. At the process plant, the ore is crushed in three stages in closed circuit with vibrating screens.  The final crushed product is 100% passing 10 mm and is delivered to one of two 600-tonne storage silos ahead of the grinding circuit.

The crushed ore is fed to two 3.7 m x 4.3 m ball mills where it is ground to a 65% passing 75 µm in closed circuit with a cyclone cluster.  The cyclone overflow is then delivered to the flotation circuit that consists of eight 20 m3 flotation cells arranged in a rougher, scavenger, cleaner, and recleaner configuration.  The bulk sulphide concentrate produced contains 22% Zn, approximately 105 g/t Au, and some silver (silver content varies with the head grade).  The flotation plant recovers approximately 87% of the gold, 83% of the silver, and 80% of the zinc.  The flotation plant tailings are pumped to the tailings facility.

The flotation bulk concentrate is thickened to 50% solids and leached with NaCN (sodium cyanide) solution in a series of ten 50 m3 leach tanks providing 72 hours of residence time.  The products of the leaching circuit are a pregnant solution containing approximately 30 g/m3 Au and a thickened pulp containing the zinc sulphides.  The leaching circuit recovers approximately 97% of the gold and 81% of the silver.

The pregnant solution is clarified, heated, and then pumped to four electrowinning (EW) cells where gold and silver sludge is deposited on the cathodes.  The sludge is periodically washed off, filtered, and dried prior to being smelted into doré metal in a furnace.  The doré metal is cast into bars containing Au, Ag, and approximately 5% impurities (Cu, Pb, Zn).  The EW circuit recovers approximately 98.5% of the gold and 99.5% of the silver.

After electrowinning, the barren solution is used to heat the incoming pregnant solution via the heat exchanger and is then sent to an INCO SO2/air cyanide destruction circuit.  The water from the INCO circuit is reclaimed as process water and cyanide is

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precipitated as stable cyanate and iron-cyanide salts that are disposed of in an impoundment area.

The thickener underflow containing the leached solids is filtered and stockpiled.  The filtered solids are fed to the zinc flotation circuit at a rate of 3,000 tonnes per month (120 tpd).  The zinc flotation circuit consists of ten 1.4 m3 mechanical flotation cells as roughers and scavengers followed by a 2 m diameter by 10 m high column cleaner cell.  The final zinc concentrate contains approximately 56% to 60% Zn and the circuit recovers 70% to 77% of the zinc.

For the period 2000 to 2009, the plant produced approximately 668,000 ounces of gold, 4,407,000 ounces of silver, and 64,366,000 pounds of zinc.

ENVIRONMENTAL CONSIDERATIONS

Scott Wilson RPA understands that there are no outstanding liabilities associated with the Minera Florida operation; all environmental permits are in place; the gold mining operations, including the cyanide leaching operation, do not present unusual or significant impacts on the environment; and the mine has a positive socio-economic impact on the working population of the area.

Ongoing environmental review includes land use, flora and fauna, air quality, water quality, waste management, hazardous material management, radiological issues, reclamation issues, socio-cultural impact, and the operation’s environmental management systems.

The Minera Florida area has been subjected to extensive environmental review and analysis.  Much of this work was completed by organizations in Chile in accordance with Chilean regulations.  Currently, Minera Florida is covered by six environmental projects/licences.  The objective of these licences is to ensure environmental monitoring of the expansion of operations and to evaluate the environmental impacts of the expansion of the tailings impoundment, mine waste dump, and concentrate leach operations.

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CAPITAL AND OPERATING COST ESTIMATES

The total capital expenditures estimated by Yamana for the period 2009 to 2013 are $110.3 million.  These costs include mine and plant expansion, exploration and mine development, sustaining capital, and reclamation costs.  Capital costs are forecast to average $30.43/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.  Operating costs are forecast to climb from $63.4 million to approximately US$67.8 million per year at the expanded production rate.  Operating costs are forecast to average $79.08/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.  Total capital and operating costs are forecast to be $109.51/tonne milled, for the life of the operation.

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2 INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by William H. Wulftange, Director, Technical Compliance, of Yamana Gold Inc. (Yamana), to carry out an audit of the Mineral Reserves and Mineral Resources and to prepare an independent Technical Report on the Pedro Valencia Mine (also known as the Alhué Mine or the Alhué Property) of Minera Florida Limitada (Minera Florida), located in the Metropolitan Region of central Chile.  The purpose of this independent Technical Report is to provide support information for the disclosure of Mineral Reserves and Mineral Resources at the mine.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Scott Wilson RPA visited the property on December 1 to 3, 2009.

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE), and the London Stock Exchange (LSE).  Yamana’s corporate offices are in Toronto, Canada, and Sao Paulo, Brazil.  Yamana is involved in the acquisition, exploration, and development of gold properties in North, Central, and South America.

In the third quarter of 2007, Yamana acquired and merged with Meridian Gold Inc. (Meridian), a mid-tier gold producer with two mining operations in Chile and development and exploration projects throughout the Americas.  The Pedro Valencia Mine of Minera Florida was one of Meridian’s gold producers in Chile.

Yamana’s other assets include:

•                  100% ownership in the Chapada open pit copper and gold mine located in Brazil 270 km northwest of the capital city of Brasilia.

•                  100% ownership in the Jacobina underground gold mining operations located in Bahia State in northeastern Brazil approximately 340 km northwest of the city of Salvador.

•                  100% ownership in the Fazenda Brasiliero underground gold mine located in northeast Brazil in the eastern portion of Bahia State, 180 km north-northeast of the state capital city of Salvador.

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•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership of the Gualcamayo open pit, heap leach gold mine located in the San Juan Province in Argentina.

•                  Other gold and gold-copper projects in Mexico, Brazil, Argentina, and Chile.

Currently, the major assets and facilities associated with the mine are:

•                  The Pedro Valencia underground mine with production from several mineralized structures.  From 1987 to 2009, Minera Florida, and its predecessor company, extracted some 7.6 million tonnes of material at an average grade of 5.6 g/t Au and 50 g/t Ag.  Currently, the mine produces approximately 60,000 tonnes of ore per month.

•                  A conventional flotation mill, with an INCO SO2/air cyanide destruction circuit, which produces gold doré as well as a zinc concentrate.  The recently expanded processing plant has a capacity of approximately 65,000 tonnes per month.  Currently, the mill operates at the rate of 2,200 tpd.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  An expanded tailings pond.

In 2006, Scott Wilson RPA carried out a previous audit of the Mineral Resources and Reserves of the Pedro Valencia Mine in connection with Yamana’s acquisition of the mine, mill, and other assets from Minera Florida.  This previous Technical Report was completed on January 17, 2007. In 2008, Scott Wilson RPA completed an updated Technical Report based on a subsequent audit of the Mineral Resources and Reserves at the mine.  This report was completed on December 19, 2008.

SOURCES OF INFORMATION

The Qualified Persons for this report are Messrs. Chester M. Moore, P. Eng., Principal Geologist with Scott Wilson RPA, and Stuart E. Collins, P. E., Principal Mining Engineer with Scott Wilson RPA.  In preparation of this report, Messrs. Moore and Collins reviewed technical documents and reports on the Minera Florida operation supplied by Minera Florida and Yamana.  The key technical documents reviewed by Scott Wilson RPA for this report are “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile” plus on-site technical presentations from Minera Florida personnel.

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Messrs. Moore and Collins reviewed technical information such as assay results, drill sections and level plans, mine and mill production, Life of Mine Plan including cash flow analysis, environmental, manpower, and health and safety aspects at the current operations, plus the legal status of mine holdings at Yamana’s office in Santiago.  While at the site, Messrs. Moore and Collins held discussions with technical personnel knowledgeable about the Minera Florida operations including:

•                  Ms. Karina Flores, Database Supervisor with Minera Florida

•                  Ms. Dafne Herreros, Resource Geologist with Yamana

•                  Mr. Marco Valencia A., Manager of Resource Estimation with Yamana

•                  Mr. Guido Rojas Fuenzalida, Geology and Exploration Manager with Minera Florida

•                  Mr. Pedro Mundaca I., Exploration Superintendent with Minera Florida

•                  Mr. Ivar Flores, Superintendent of Engineering with Minera Florida

•                  Mr. Jose Magñin L., Mine Projects Coordinator with Minera Florida

•                  Mr. Miguel Fuenzalida Pérez, Mill Superintendent with Minera Florida

•                  Mr. Aquiles Miranda Manriquez., Manager of Human Resources with Minera Florida

•                  Mr. William H. Wulftange, Director, Technical Compliance with Yamana

•                  Mr. David A. Ponczoch, Regional Finance Director, with Yamana (in Santiago)

•                  Mr. Roberto Alarcon Bittner, Director New Ventures, Legal & Land Services with Yamana (in Santiago)

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 22, References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system.  All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	kPa	kilopascal
°C	degree Celsius	kVA	kilovolt-amperes
°F	degree Fahrenheit	kW	kilowatt
µg	microgram	kWh	kilowatt-hour
A	ampere	L	litre
a	annum	L/s	litres per second
bbl	barrels	m	metre
Btu	British thermal units	M	mega (million)
C$	Canadian dollars	m2	square metre
cal	calorie	m3	cubic metre
cfm	cubic feet per minute	min	minute
cm	centimetre	MASL	metres above sea level
cm2	square centimetre	mm	millimetre
d	day	mph	miles per hour
dia.	diameter	MVA	megavolt-amperes
dmt	dry metric tonne	MW	megawatt
dwt	dead-weight ton	MWh	megawatt-hour
ft	foot	m3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft2	square foot	oz	Troy ounce (31.1035g)
ft3	cubic foot	oz/dmt	ounce per dry metric tonne
g	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/L	gram per litre	RL	relative elevation
g/t	gram per tonne	s	second
gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
hr	hour	t	metric tonne
ha	hectare	tpa	metric tonne per year
hp	horsepower	tpd	metric tonne per day
in	inch	US$	United States dollar
in2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
k	kilo (thousand)	V	volt
kcal	kilocalorie	W	watt
kg	kilogram	wmt	wet metric tonne
km	kilometre	yd3	cubic yard
km/h	kilometre per hour	yr	year
km2	square kilometre

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) for Yamana Gold Inc (Yamana).  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to Scott Wilson RPA at the time of preparation of this report,

•                  Assumptions, conditions, and qualifications as set forth in this report, and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by Yamana.  Scott Wilson RPA has not researched property title or mineral rights for the Minera Florida operation and expresses no opinion as to the ownership status of the property.

Scott Wilson RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Minera Florida operation.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Minera Florida property is located at UTM coordinates 6,237,000 N and 317,000 E approximately 75 km southwest of Santiago, in the Metropolitan Region of central Chile.  The property consists of 166 mineral licences covering a total area of approximately 15,600 ha (Figure 4-1).  The property is partly owned and partly leased by Yamana, and the Pedro Valencia Mine is located within the property boundaries.

LAND TENURE

Mining licences in and around the Pedro Valencia Mine area are contained within a rectangular block (2.5 km x 1.5 km) comprising 33 licences (Table 4-1).

AGUA FRÍA AGREEMENT

On May 11, 1999, Sociedad Minera Maipo Ltda. (Maipo) and Sociedad Minera Agua Fría (Agua Fría) signed a lease agreement whereby Maipo leased a number of Mining Licences situated around the Pedro Valencia Mine from Agua Fría (the Lease Agreement).  Since then Maipo changed its name to Minera Florida S.A.  The lands subject to the Lease Agreement are listed in Table 4-1.

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TABLE 4-1   LIST OF PROPERTIES IN MAY 1999 LEASE AGREEMENT

Yamana Gold Inc. — Minera Florida Property

Property Name	National Roll	Area (ha)	Year Registered
Agua Fria Alta	06119 0048-1	5.0	1939
Agua Fria Baja	06119 0044-9	5.0	1939
Arturo Prat	06119 0025-2	5.0	1887
Arturo Prat Segunda	06119 0045-7	5.0	1939
Centinela	06119 0035-K	1.0	1887
Central 1/3	06119 0046-5	15.0	1939
El Buche	06119 0038-4	5.0	1937
El Manzano 1/77	06119 0067-8	385.0	1977
El Manzano 78/80	13605-0271-2	4.0	1995
El Profeta	06119 0030-9	5.0	1887
Farallon Negro	06119 0036-8	5.0	1937
Flor de Alhué	06119 0028-7	5.0	1887
Flor de Alhué Segunda	06119 0047-3	5.0	1939
La Cadena	06119 0033-3	2.0	1890
La Chincharra	06119 0041-4	5.0	1937
La Chincharra Segunda	06119 0049-K	5.0	1939
La Despensa	06119 0034-1	2.0	1890
La Despensa Segunda	06119 0050-3	5.0	1939
La Gitana	06119 0031-7	4.0	1927
La Tribuna	06119 0027-9	5.0	1927
Las Animas	06119 0029-5	3.0	1937
Las Chinches	06119 0039-2	5.0	1937
Las Vacas	06119 0040-6	5.0	1937
Los Guzames	06119 0037-6	5.0	1937
Los Moscos 1/2	06119 0043-0	10.0	1937
Los Moscos 3/8	06119 0066-K	28.0	1979
Los Pajaritos	06119 0042-2	3.0	1937
Los Quillayes	06119 0026-0	5.0	1927
Profeta Segunda	06119 0052-K	3.0	1939
Profeta Tercero	06119 0056-2	5.0	1939
Realidad Segunda	06119 0051-1	5.0	1939
Realidad Tercera	06119 0054-6	5.0	1939
San Lorenzo	06119 0032-5	3.0	1927
Total		563

Notes:

1.               Title holder for all properties is Sociedad Minera Agua Fría.

2.               All properties above are registered at the Mining Recorder’s Office in Melipilla.

The May 11, 1999 Lease Agreement also included an Area of Interest whereby all parties agreed that any mineral claim staked by either party in areas outside of the

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properties would be considered as part of the Lease Agreement.  The terms of the Lease Agreement also stated that the monthly rent paid on the above properties would be based on:

•                  The average price for gold and silver at the London Metal Exchange.

•                  The average grade of ore (gold equivalent for gold and silver) produced at the Pedro Valencia Mine as shown in Table 4-2.

TABLE 4-2   SCHEDULE OF PAYMENTS IN THE AGUA FRÍA LEASE AGREEMENT

Yamana Gold Inc. — Minera Florida Property

Equivalent gold grade (g/t Au)	Gold Price (US$/ounce)	Rent Paid (US$/tonne ore)
<3.5	<275	0.60
<3.5	<300	0.75
<3.5	<350	0.85
<3.5	<500	2.50
4.0	<275	0.80
4.0	<300	1.00
4.0	<350	1.30
4.0	<500	3.50
4.5	<275	0.80
4.5	<300	1.25
4.5	<350	2.00
4.5	<500	4.50
4.5 – 5.0	<275	0.80
4.5 – 5.0	<300	1.25
4.5 – 5.0	<350	2.00
4.5 – 5.0	<500	4.50
5.0 - 7.0	<275	1.50
5.0 - 7.0	<300	2.10
5.0 - 7.0	<350	3.75
5.0 - 7.0	<500	9.00
7.0 – 12.0	<275	2.00
7.0 – 12.0	<300	3.00
7.0 – 12.0	<350	5.00
7.0 – 12.0	<500	11.00
>12.0	<275	3.00
>12.0	<300	4.60
>12.0	<350	7.40
>12.0	<500	15.50

Source: Yamana, 2006.

4-3

Scott Wilson RPA understands that Yamana purchased certain new mining claims and a 50% interest in Agua Fría for $9.7 million in 2007.  This agreement also contained a provision whereby rents charged on production grading more than 5 g/t Au would be converted to a 3% Net Smelter Return (NSR).

The property also includes some 133 mineral concessions in a large area around the mining licences (Table 4-3).

Mineral concessions in Chile do not have a fixed term and are valid as long as the annual fees are paid.  There are no requirements that the property is put into production within a specified time period.  As well, there is no requirement to reduce the number of concessions or concession sizes as the exploration process advances.  The fees for the exploitation claims are approximately $5.00 per hectare per year and for the exploration claims, approximately $1.50 per hectare per year. The fees are paid at the discretion of Yamana.

TABLE 4-3   LIST OF MINERAL CONCESSIONS

Yamana Gold Inc. — Minera Florida Property

Property Name	National Roll	Location	Area (ha)
Aculeo 11 1/3	13404-0047-6	Mo Aliste	21
Aculeo 14 1/5	13404-0048-4	Mo Aliste	50
Aculeo 8 1/17	13404-0046-8	Mo Aliste	153
Agua Buena 1/5	13605-0397-2	Loma Piedra	50
Agua Buena 2 1/30	13605-0358-1	Loma de Piedra	300
Agua Buena 3 1/2	13605-0359-K	Loma de Piedra	20
Alcaparra 1/10	13605-0205-4	Qda El Canelo	100
Alfa 1/2	13605-0116-3	Agua Fria	2
Algarrobo 1/17	13605-0204-6	Alto Lo Leyton	170
Alhué 1/10	13605-0108-2	La Ballica	100
Azulillo 1/20	13605-0363-8	Los Azulillos	200
Beta 1	13605-0127-9	Agua Fria	1
Cantillana 1/10	13605-0128-7	Mo Pedregoso	46
Cantillana 1/8	13605-0147-3	Loma Represitas	72
Cantillana 12 1/15	13605-0148-1	Loma Represitas	135
Cantillana 13 1/9	13605-0149-K	Loma Chicharra	90
Cantillana 14 1/7	13605-0150-3	Loma El Fraile	59
Cantillana 29 1/15	13605-0136-8	Mo Pedregoso	138
Cantillana 33 1/10	13605-0151-1	Loma Don Pablo	70

4-4

Property Name	National Roll	Location	Area (ha)
Cantillana II 1/8	13605-0352-2	Fdo El Membrillo	8
Chicharra 1 1/2	13605-0332-8	Fdo El Membrillo	2
Chicharra 1/10	13605-0355-7	Fdo El Membrillo	100
Chicharra 2 1/2	13605-0333-6	Fdo El Membrillo	2
Chicharra 3	13605-0334-4	Fdo El Membrillo	1
Chicharra 4	13605-0335-2	Fdo El Membrillo	1
Chicharra 5	13605-0336-0	Fdo El Membrillo	1
Chicharra 6 1/2	13605-0337-9	Fdo El Membrillo	2
Crisol 1/20	13605-0390-5	Morro Toros Muertos	200
Cristina 1/12	13605-0230-5	Fdo El Membrillo	36
El Alamo 1/7	13605-0377-8	Ex Fdo El Membrillo	38
El Asiento 1 1/10	13605-0356-5	Ex Fdo Yerbas Buenas	100
El Asiento 2 1/10	13605-0357-3	Ex Fdo Yerbas Buenas	100
El Canelo 1/17	13605-0272-0	Loma Chicharra	166
El Cobre 1/28	13605-0383-2	Cajon de Lisboa	236
El Espino 1/20	13605-0181-3	Loma Las Chicharras	200
El Maiten 1/20	13605-0180-5	Loma Las Chicharras	200
El Maiten 2DO 1/4	13605-0125-2	Qda Agua Fria	11
El Retamo 1/20	13605-0118-K	Co El Retamo Y Loma	200
El Roble 1/20	13605-0362-K	Loma El Roble	200
El Rodeo 1/30	13605-0192-9	Loma Del Rodeo	300
El Trebol 1/23	13605-0382-4	Cajon de Lisboa	200
Esmeralda 1/11	13605-0378-6	Qba Esmeralda	55
Esmeralda 1/20	13605-0396-4	Qba Esmeralda	200
Esmeralda 2 1/125	13605-0379-4	Cajon de Lisboa	125
Esmeralda 3 1/9	13605-0380-8	Cajon de Lisboa	80
Esperanza 1/2	13605-0279-8	Loma El Quillay	20
Gama 1	13605-0126-0	Agua Fria	1
Girasoles 1/10	13605-0387-5	Qda El Roble	70
Horcon I 1/20	13601-0475-K	Co Horcon de Piedra	200
Horcon Ii 1/20	13601-0476-8	Co Horcon de Piedra	200
Hueque 4 1/20	13605-0242-9	Morro El Carnero	200
India Chica 1/6	13605-0275-5	Fdo El Membrillo	18
India Grande 1/12	13605-0273-9	Fdo El Membrillo	60
Islote 1/29	13605-0365-4	Yerbas Buenas	278
Katita 1/9	13605-0274-7	Fdo El Membrillo	41
La Chicharra 1/30	13605-0244-5	Morro Risqureria	300
La Compania 1/10	13404-0070-0	Puerta De Cordillera	100
La Isla 1/12	13605-0109-0	Yerbas Buenas	120
La Parra 1/10	13605-0389-1	Qda La Parra	100
La Parra Ii 1/5	13605-0376-K	Fdo El Membrillo	40
La Plata 1/20	13605-0391-3	Cajon De Lisboa	140
Las Barrancas 1/30	13605-0194-5	Loma Las Chicharras	300
Las Casas 1 1/19	13605-0392-1	Loma Las Casas	190

4-5

Property Name	National Roll	Location	Area (ha)
Las Casas 2 1/20	13605-0393-K	Loma Las Casas	200
Las Palmas Dos 1-40	13605-0408-1	Qda La Vega	400
Las Palmas Tres 1-20	13605-0409-K	Qda La Vega	200
Las Palmas Uno 1-20	13605-0407-3	Qda La Vega	200
Las Rocas 1/30	13605-0243-7	Loma Piedra	300
Las Vizcachas 1/30	13605-0122-8	Co Las Vizcachas	300
Laura 1/10	13605-0232-1	Fdo El Membrillo	30
Linderos 1/10	13605-0189-9	Alto Lo Leyton	100
Litre 1/20	13605-0381-6	Cajon de Lisboa	200
Los Alerces 1/20	13605-0259-3	Cajon de Lisboa	200
Los Aromos 1/20	13605-0395-6	Loma del Alamo	200
Los Arrayanes 1/20	13605-0384-0	Lomas del Alamo	200
Los Azulillos 1 1/10	13605-0133-3	Loma Los Azulillos	41
Los Corderos 1/10	13605-0354-9	Talami	100
Los Duendes 1 1/7	13605-0300-K	Fdo El Membrillo	25
Los Duendes 10 1/4	13605-0309-3	Fdo El Membrillo	19
Los Duendes 11 1/2	13605-0310-7	Fdo El Membrillo	6
Los Duendes 12 1/3	13605-0311-5	Ex Fdo Yerbas Buenas	30
Los Duendes 13 1/13	13605-0312-3	Fdo El Membrillo	78
Los Duendes 2 1/15	13605-0301-8	Fdo El Membrillo	117
Los Duendes 3 1/3	13605-0302-6	Fdo El Membrillo	14
Los Duendes 4 1/7	13605-0303-4	Ex Fdo Yerbas Buenas	70
Los Duendes 5 1/3	13605-0304-2	Fdo El Membrillo	14
Los Duendes 6 1/5	13605-0305-0	Fdo El Membrillo	40
Los Duendes 7 1/4	13605-0306-9	Ex Fdo Yerbas Buenas	40
Los Duendes 8 1/3	13605-0307-7	Fdo El Membrillo	17
Los Duendes 9 1	13605-0308-5	Fdo El Membrillo	1
Los Maquis 1/30	13605-0134-1	Co Talami	300
Los Pinos 1/20	13605-0256-9	Caj Lisboa	200
Los Quenos I 1/5	13404-0106-5	Portezuelo Los Queno	50
Mabel 1/20	13404-0105-7	Loma El Manzano	200
Maray 1/20	13605-0370-0	Cerro Los Corderos	140
Melocoton 1/3	13404-0045-K	Caj El Melocoton	30
Morro Aliste 1/29	13404-0107-3	Paine	279
Natalia 1/11	13605-0231-3	Fdo El Membrillo	33
Olivo 1 1/20	13605-0372-7	Rincon de Pavez	200
Olivo 2 1/20	13605-0373-5	Rincon de Pavez	200
Oropel 1/18	13605-0234-8	Loma Palo Blanco	180
Palo Seco 1/20	13605-0119-8	Co Las Vizcachas	200
Pepinillo 1 1/4	13605-0374-3	Rincon de Pavez	24
Pepinillo 2 1/4	13605-0375-1	Rincon de Pavez	40
Peral I 1/20	13605-0385-9	Rincon del Peralito	200
Peral Ii 1/20	13605-0386-7	Rincon Del Peralito	180
Peumos Negros 1/15	13605-0206-2	Co Quecho	150

4-6

Property Name	National Roll	Location	Area (ha)
Proteccion 1 1/8	13605-0218-6	Loma Represitas	40
Proteccion 2 1/3	13605-0219-4	Qda Seca	15
Proteccion 3 1/5	13605-0220-8	Loma Oreganillo	50
Proteccion 4 1/6	13605-0221-6	Qda Invernadera	60
Proteccion 5 1/6	13605-0222-4	Qda Invernadera	60
Proteccion 6 1/15	13605-0223-2	Qda Mina La Plata	75
Rama 1/30	13605-0233-K	Fdo El Membrillo	147
Resguardo 1/17	13404-0104-9	Loma El Manzano	140
Resguardo 1/26	13605-0115-5	Minas de Madariaga	119
Resguardo Ii 1/2	13605-0367-0	Loma Chicharra	2
Rosicler 1/20	13605-0236-4	Co Cantillana	200
Sierrecilla 1/20	13605-0364-6	Las Sierrecillas	200
Tabancura 1/6	13605-0276-3	Fdo El Membrillo	28
Talami 2 1/10	13605-0341-7	El Membrillo	30
Talami 3 1/10	13605-0342-5	El Membrillo	100
Talami 4 1/20	13605-0343-3	Hijuela de Talami	200
Talami 5 1/20	13605-0344-1	Loma Los Pajaritos	200
Talami 6 1/16	13605-0345-K	Bajo El Retamo	130
Talami 7 1/7	13605-0346-8	Bajo El Retamo	28
Talami 8 1/6	13605-0347-6	Cordon Cerro Negro	60
Tauro 1/10	13605-0394-8	Morro Toros Muertos	100
Toro 1/10	13605-0361-1	Cerro Toro Muerto	100
Tres Puntas 1/19	13605-0388-3	Cajon de Lisboa	190
Union 1/3	13605-0135-K	Fdo El Membrillo	14
Union 2 1/4	13605-0159-7	Fdo El Membrillo	17
Vitacura 1/4	13605-0278-K	Fdo El Membrillo	18
Total			14,990

4-7

E-305.000
E-310.000
E-315.000
E-320.000
E-325.000
E-330.000
E-335.000
E-340.000
N
N-6.245.000
N-6.240.000
N-6.235.000
N-6.230.000
N-6.225.000
N-6.220.000
Property Holdings:
Minera Florida
Minera Agua Fria
Other (Inversiones Cisne, Cominor, Raul Fergie)
Alhué Mine
0 1 2 3 4 5
Kilometres
Figure 4-1
Yamana Gold Inc.
Minera Florida Limitada
Chile
Property Map
Source: Yamana Gold, 2008.
March 2010

4-8

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The “Accessibility, Climate, Local Resources, Infrastructure and Physiography” are stated in the report titled “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” by H. Agnerian and J. L. Pearson, amended and dated January 17, 2007, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

The Minera Florida Property contains a mining and milling operation complete with a tailings storage facility.  Access to the property is by paved road, along Route 78 approximately 60 km west to Melipilla, then south approximately 60 km along secondary highways No. 34 and 21, and then east approximately 55 km along secondary highway No. 29.  The total distance from Santiago is approximately 175 km (Figures 5-1 and 5-2).  The towns of Alhué and El Asiento are located close to the Pedro Valencia Mine, and have a combined population of approximately 3,000 people (approximately 2,650 for Alhué and 350 for El Asiento), including some of the mine employees.

Electrical power is available at El Asiento, a town some 12 km from the Pedro Valencia Mine, which is linked to the Chilean Power grid.  Telephone and high speed internet service is available at the site.  Water is available from small rivers and creeks within the property.  Mining equipment and personnel are available at Melipilla, Rancagua, and Santiago in central Chile, where a number of underground deposits are in production; including the large El Teniente copper mine.

The Minera Florida Property is situated in an area with moderate to rugged topographic relief characterized by narrow valleys and high hills, which is part of the coastal mountain range in central Chile.  The general area is characterized by a central valley two kilometres to three kilometres wide bounded by two mountain ranges.  Elevations are in the range from 1,500 m to 2,300 m above mean sea level (AMSL), with mountain peaks generally above 2,000 m AMSL.

5-1

The land around the mine is used for agriculture.  Wine making and dairy farming are the two main industries supporting the towns of El Asiento and Alhué.

Vegetation in the Alhué area includes various species of grass and trees, such as oak, pine, mountain cypress and a rare variety of palm tree, a recent plantation by Minera Florida.  Wildlife in the area includes rabbits, black woodpecker, fox, and migratory birds.

Springs and perennial streams are common. Average annual rainfall totals approximately 330 mm, most of which falls during the relatively rainy winter months from June to August.  Temperature ranges from a low of about freezing to 12ºC in the winter months to a maximum of about +35ºC (average about 14ºC) in the summer months, from November to March.

5-2

N
Peru
Lago Titicaca
La Paz
Bolivia
Arequipa
Puno
Mollendo
Ilo
Toquepala
Oruro
Santa Cruz
Sucre
18°
Arica
Pisagua
Iquique
Uyuni
Regions of Chile
1. Tarapaca
2. Antofagasta
3. Atacama
4. Coquimbo
5. Valparaiso
6. Santiago
7. O'Higgins
8. Del Maude
9. Bio-Bio
10. De la Araucania
11. De los Lagos
12. Aisen
13. Magallanes & Antarctica Chilena
Tocopilla
Chuquicamata
Antofagasta
24°
Salta
Taltal
Chañaral
Pueblo Hundido
San Miguel de Tucumán
Caldera
Copiapó
Huasco
La Serena
Ovalle
Cordoba
30°
Chile
San Felipe
Mendoza
Valparaiso
San Antonio
Santiago
Islas Jaun Fernández (Chile)
Rancagua
Argentina
36°
Talca
Cauquenes
PEDRO VALENCIA MINE
Lebu
Balha Blanca
Temuco
Zapala
Valdivia
Osorno
San Carlos de Bariloche
Puerto Montt
Ancud
Castro
Rawson
Isla Grande de Chiloé
42°
Atlantic Ocean
March 2010
Puerto Aisén
Coihaique
48°
South America
San Julian
Santa Cruz
CHILE
Area of Interest
Strait of Magellan
Porvenir
Punta Arenas
Ushuaia
90°
84°
78°
72°
Cape Horn
66°

Legend:

- *National Capital*
- *Provincial Capital*
- *Secondary City*
- *International Border*
- *Provincial Border*
- *Road*
- *Railroad*

0 200 400 600 800
Kilometres

Figure 5-1

Yamana Gold Inc.

Minera Florida Limitada
Santiago Region, Chile

Location Map

5-3

N
Legend:
Mineral District of Alhué
Paved Road
Dirt Road
Trail
Town
2005
Maximum Elevation
City
72°
18°
ANTOFAGASTA
EL REFUGIO
LA COIPA
EL INDIO
SANTIAGO
EL BRONCE
32°
MINERA
FLORIDA
Oceano
Pacifico
LAS PALMAS
CHILE
ARGENTINA
42°
FACHINAL
56°
0
500Km.
71° 00"
SANTIAGO
Rio Mapocho
Ruta 78
MELIPILLA
TALAGANTE
Rio Maipo
Rio Maipo
Panamericana Sur
Co Yerbas Buenas
1331
Laguna
Aculeo
Pallocabe
San Juan de Popeta
34
San Pedro
CRUCE LAS ARAÑAS
Estacion Rastreo
Longovilo
Co Horcon de Piedra
2070
Alto de Cantillana
2281
Co El Planchon
2005
Ruta 5
Cuesta Los
Guindos
34° 00"
21
Cuesta Alhue
VILLA
ALHUE
Pedro Valencia
Mine
El Asiento
SANTA INES
29
Rio Alhue
Minera Florida Mill
Lago Rapel
Figure 5-2
0
5
10
15
20
Kilometres
Yamana Gold Inc.
Minera Florida Limitada
Chile
General Area
March 2010
Source: Yamana Gold, 2006.

5-4

6 HISTORY

The “History” of the property is stated in the report titled “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” by H. Agnerian and J. L. Pearson, amended and dated January 17, 2007, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

GENERAL

Historic mining and prospecting activities in the Metropolitan Region of central Chile, which hosts the Minera Florida deposit, date back to the early eighteenth century, when placer gold deposits were mined along creeks and rivers.  Prospecting work led to the discovery of several gold bearing occurrences and the development of gold deposits in quartz veins in 1739, which started a mini gold rush.

In 1886, Albion Mining Company constructed a cyanidation plant, the first of its kind in Chile, and produced gold by the cyanidation method.  A few years later, Sociedad Aurífera de Alhué constructed a flotation plant and operated a mine and mill until 1944.  From 1944 to 1986, little exploration or mining activities were carried out in the area.

In 1986, Sociedad Minera Maipo S.A. (SMM, a predecessor company to Minera Florida) commenced exploration and regional evaluation of the area.  In 1987, SMM constructed a processing plant, developed the gold bearing veins of the Alhué deposit, and started small scale mining operations at the Lo Toro and Pedro Valencia deposits.  To the end of December 2009, some 7.6 million tonnes of material at an average grade of 5.6 g/t Au and 50 g/t Ag have been mined from the Pedro Valencia Mine, producing approximately 1.4 million ounces of gold.

In early 2001, SMM in joint venture with Sociedades Agua Fría y Mila de Alhué constructed the current flotation plant, and started processing ore both from the Pedro Valencia Mine and from the El Manzano Mine nearby.  Table 6-1 provides the production record to December 2009 for the mines.

6-1

TABLE 6-1   HISTORICAL PRODUCTION TO DECEMBER 31, 2009

Yamana Gold Inc. — Minera Florida Property

Vein	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
Relave Madariaga	198	2.6	63
Mina Lo Toro	8,166	9.8	41
Mina Flor	41,398	8.0	49
Pedro Valencia - El Manzano	1,876,193	5.0	24
Pedro Valencia - Alfa	158,570	4.4	105
Maqui Mila	608,003	3.6	137
Maqui Alfa	394,311	3.4	90
Veta Valeria	57,665	8.3	19
Veta Circular	36,410	7.1	17
Veta Lisset	54,443	7.3	21
Veta Quesería	13,416	6.2	34
Marisol Alta Ley	54,435	18.1	153
Marisol	677,879	6.7	41
Cantillana	7,545	4.5	31
Rafael	183,980	6.2	42
Rafael 2	169,552	5.8	71
Cadena Alta	4,363	3.6	122
Veta Megia	6,854	9.9	13
V. Occidental B Sur	262,871	7.2	19
V. Occidental Central	558,198	7.5	48
Milenium	1,347,552	5.6	29
Lo Prat Norte	77,125	7.7	21
Marilyn	197,861	7.2	178
Berta	242,940	5.5	27
Peumo	274,968	4.5	20
Hallazgo	17,437	4.6	120
Hallazgo 2	221,234	5.6	67
Vetas Angostas	57,853	5.5	27
Mine Total	7,612,421	5.6	50

UNDERGROUND EXPLORATION

The mineralized veins at Alhué have received significant amount of underground exploration and development.  In total, approximately 121,600 m of underground development has been carried out from 1988 to December 2009.  This includes 67,600 m in mine development, 31,900 m in stope development, and 22,200 m in drifting and crosscuts to allow upgrading of mineral resource estimates (Table 6-2).

6-2

TABLE 6-2   UNDERGROUND DEVELOPMENT, 1988-2009

Yamana Gold Inc. — Minera Florida Property

Vein	Mine Development (m)	Stope Development (m)	Resource Upgrading (m)	Total (m)
Flor y Lo Toro	582	89	361	1,032
Pedro Valencia	13,805	3,777	3,922	21,504
El Maqui	10,300	4,416	3,297	18,013
Veta Valeria	39	—	—	39
Rafael	3,012	1,984	1,975	6,971
Rafael II	400	298	—	698
Cantillana	329	—	183	512
Veta Lisset	155	186	374	715
Milenium	6,460	2,842	887	10,190
Marylin	2,234	216		2,450
Marisol	8,697	5,285	1,821	15,802
Lo Prat	1,271	95	153	1,518
Berta	1,415	792	671	2,878
Vetas Angostas	157	—	58	215
Pedro Valencia Occid.	3,253	3,040	—	6,293
PVO Bloque Norte	—	—	347	347
PVO Bloque Sur	1,387	1,316	202	2,905
Peumo	622	219	186	1,027
Quesería	—	—	251	251
Los Patos	—	—	1,746	1,746
Megia	—	—	156	156
Laura	—	—	163	163
Cadena 1040	—	—	170	170
El Roble	—	—	657	657
Esmeralda	—	—	215	215
Clavo 1 Maqui Norte	—	—	68	68
Nivel 850 Simon Bolivar	—	—	772	772
Nivel 974 Hallazgo II	3,985	3,593	273	7,851
Nivel 870 Agua Fría	—	—	1,725	1,725
Tribuna	1,987	440	1,215	3,642
Centenario	—	131	324	455
Sorpresa	845	413	—	1,258
Tea	424	165	—	589
Maquis Clavo I	287	—	—	287
Fernanda	—	30	—	30
Peumo	5,689	2,530	—	8,219
Tunel El Hornito	278	—	—	278
Total	67,613	31,855	22,173	121,641

6-3

7 GEOLOGICAL SETTING

The “Geological Setting” of the property is stated in the report titled “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” by H. Agnerian and J. L. Pearson, amended and dated January 17, 2007, which is filed on SEDAR, www.sedar.com.  For convenience, edited excerpts from that report are reproduced below.

REGIONAL GEOLOGY

The Pedro Valencia Mine is situated within the Coastal Cordillera in the Metropolitan Region of central Chile.  Gold and polymetallic mineralization is hosted by quartz veins and stockwork within gently east dipping andesitic tuffs and other volcaniclastic rocks of the Upper Cretaceous Lo Valle Formation (Figures 7-1 and 7-2).  The veins and other structures in the area are commonly associated with hydrothermal (silicic and propylitic) alteration and mineralization including gold, silver, zinc, and lead values.

The Lo Valle Formation comprises an alternating series of pyroclastic rocks (breccias and tuffs) and subaerial andesitic to dacitic lava flows.  These rocks have been intruded by Early Eocene batholith of granodioritic composition.  The batholith covers a large part of the area south, southwest, and northwest of the area underlain by the Lo Valle Formation.  Radiometric age dates (K/Ar and Ar/Ar on biotite) for the batholith range from 80±1 MA to 92±2 MA.  The volcanic suite has undergone low grade metamorphism, which is indicated by the presence of montmorillonite, chlorite, laumontite, calcite, quartz albite, prehnite, epidote, and pumpellyite.

7-1

Cholqui
Carmen Alto
Popeta
Cordon de Culipran
Cordon Yerbas Buenas
Laguna Aculeo
Rio Maipo
N
0 2 4 6 8 10
Kilometres
Tantehue
Cajon Del rey
H.Piedra
M.Alisio
Minas De Plata
C° Cantillana
Estero Pichi
92±2
92±2
92±2
93±4
107.2±
Maquis
83±4
N-6.230.000
P.Valencia
El Roble
81.9±2
El Membrillo
C° Huilmay
Villa Alhue
Cordon Los Peumos
Estero Caren
El Carmen
LO MIRANDA
Rio Cachapoal
E-315.000
Figure 7-1
Stratigraphic Units
LO VALLE FORMATION (Upper Cretaceous - Paleogene)
BLACK VEIN FORMATION (Barremian - Albian)
LO PRADO FORMATION (Berriasian - Hauterivian)
HORQUETA FORMATION (Batonian - Kimmeridgian)
CERRO CALERA FORMATION (Upper Aalenian - Bajocian)
Intrusive Rocks
MONZOGRANITE (Upper Cretaceous)
SUBVOLCANIC BODIES (Upper Cretaceous)
GRANITES (Jurassic)
Sediments
Unconsolitated (Quaternary)
Fault
RADIOMETRICS DATING
K/Ar (Plagioclase)
K/Ar (Biotite)
K/Ar (Whole rock)
Ar/Ar (Biotite)
Ar/Ar (Hornblende)
Pedro Valencia Mine Area
Yamana Gold Inc.
Minera Florida Limitada
Chile
Regional Geology
March 2010
Source: Araya, B., 2001.

7-2

6,237,250 N
6,237,000 N
6,236,750 N
6,236,500 N
6,236,250 N
1500 m (a.s.l.)
1400
1300
1200
1100
1000
900
800
700
600
La Flor
Milenium
Rafael
Pedro Valencia
Maqui Fault
Lorena Fault
La Parra Fault
Legend:
Lower andesite
Upper andesite
Sedimentary rocks
Lapilli tuff
Breccia
Lower ignimbrite
Upper ignimbrite
Granitoid rocks
Lithic to crystalline tuff
Siliceous tuff with pyrite
Dacite
Zona of hidrothermal alteration
Cadena sill/dike
Undifferentiated andesitic dikes/sills
Casino sill/dike
Mineralized structure
Fault
0 50 100 150 200 250
Metres

Figure 7-2

Yamana Gold Inc.

Minera Florida Limitada
Chile

Regional Cross Section of the Minera Florida Area

March 2010

Source: Minera Florida, 2006.

7-3

LOCAL GEOLOGY

The rocks in the mine area define an approximately 1,800 m thick homoclinal sequence with a general strike ranging from azimuths 030° to 330° and dipping gently from 20° to 40° to the east.  From top to bottom, the sequence of rocks is described by Araya (2001) as follows:

•                  Upper andesitic unit: This unit comprises two facies, a porphyritic facies with amphibole phenocrysts and dark coloured dacitic porphyry.

•                  Tuff unit: This north trending unit ranges in thickness from 400 m to 600 m, and occurs in various colours, dark purplish grey, light grey to yellowish and greyish green.  It is in conformable contact with the underlying rocks and exhibits pyroclastic texture with lithic fragments of feldspar and quartz in a very fine grained matrix with some shards.

•                  Lower Andesite: This north trending unit is approximately 400 m thick and occurs in medium greyish green or dark coloured varieties.  Commonly it is porphyritic in texture, with minor pyrite and magnetite.

•                  Lower tuff breccia: This unit comprises two facies, a green lithic to crystal tuff with lithic fragments up to 6 cm long and lenticular bodies, ranging up to 100 m in length and up to 10 m in thickness, of green andesitic porphyry.

The intrusive rocks in the area are of two types: monzogranitic rocks and hypabyssal bodies.  They are greyish to yellow in colour and medium grained hypidiomorphic in texture.  The mineralogical composition is reported as quartz (60%), orthoclase (35%) and biotite + muscovite (5%), and limonitic alteration (of trace pyrite) is common (Agnerian and Pearson, 2007).

The hypabyssal bodies comprise one metre to 10 m thick mafic sills interbedded and conformable with the host andesitic tuffs.

PROPERTY GEOLOGY

The area of the Minera Florida Property is underlain by Upper Cretaceous volcanic and intrusive rocks.  The volcanic rocks comprise porphyritic andesite, lithic and crystal tuff, and brecciated tuff.  The andesite is dark green and contains phenocrysts of plagioclase,

7-4

orthoclase, pyroxene, and amphiboles.  The bulk of these rocks are also affected by a sequence of hydrothermal alteration, as follows:

•                  Pervasive propylitization.

•                  Epidotization, in the form of aggregates and veinlets of epidote.

•                  Silicification, gradually increasing in intensity close to mineralized veins.

•                  Sulphide alteration, commonly in the order of 1% pyrite of the rock.

•                  Magnetite alteration, generally in the order of 5% of the rock.

A characteristic feature in these rocks is that approximately 20% of the plagioclase has been altered to adularia and some 30% of the plagioclase is also altered to epidote.  The pyroxenes and amphiboles are altered to chlorite.

The olive green brecciated tuff is comprised of lithic fragments (35%) and crystals (10%) in a fine grained matrix.  The lithic fragments are 0.5 cm to 40 cm in size, are subangular to angular, and consist of andesitic porphyry, aphanitic andesite, crystal tuff, and ash tuff.  The andesitic fragments are commonly altered (propylitic) and the tuffs are silicified.

The crystals in the brecciated tuff are of plagioclase, orthoclase, and quartz.  The fine grained matrix (60% to 75% of the rock) is also affected by the sequence of alteration as for the andesite.  Magnetite and pyrite, however, occur as fine grained disseminations.

TECTONIC SETTING

There are four major sets of mineralized structures that are recognized in the Alhué area.  These are:

•                  Northwest trending structures (average orientation at Azimuth 282°).

•                  East-west structures, vertical to steeply south or north.

•                  Northeast trending structures (average orientation at Azimuth 042°).

•                  North trending structures.  These structures are parallel, or adjacent, to north trending normal faults which cut the earlier (east trending) veins.

Figure 7-3 is a graphical presentation of the tectonic style of quartz veins and faulting in the mine area.

7-5

N
A
N
B
N
North-South Veins
Northwest Trending Veins
East-West Veins
C

Figure 7-3

Yamana Gold Inc.

Minera Florida Limitada

Chile

Style of Veining and Structures in the Mine Area

March 2010

7-6

8 DEPOSIT TYPES

The “Deposit Types” are stated in the report titled “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” by H. Agnerian and J. L. Pearson, amended and dated January 17, 2007, which is filed on SEDAR, www.sedar.com.  For convenience, that section from that report is reproduced below.

Gold mineralization in the mine is hosted by quartz veins and brecciated zones within various types of Upper Cretaceous pyroclastic rocks and flow rocks of andesitic composition.  The variety of the host lithology indicates that the primary control of mineralization was the permeability (brecciation) of the host rocks, followed by subsequent hydrothermal alteration and mineralization.  In this respect, the more fragmental (and friable?) rocks are readily altered and contain gold mineralization, such as siliceous crystal tuff, lithic and crystal tuff, brecciated tuff, and porphyritic andesite.

Based on the above observations, the gold deposits in the mine area are classified as stockwork and vein gold deposits.

8-1

9 MINERALIZATION

The “Mineralization” is stated in the report titled “Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile” by H. Agnerian and J. L. Pearson, amended and dated January 17, 2007, which is filed on SEDAR, www.sedar.com.  For convenience, parts of that section from that report are reproduced below.

GENETIC MODEL

Gold mineralization in the Pedro Valencia Mine area is hosted by Upper Cretaceous volcanic rocks.  Gold mineralization occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite.  Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite.  Quartz occurs as grey siliceous zones, green quartz, translucent quartz, and white quartz.  Some veins exhibit metal zoning, with a relatively silver and gold rich zone in the upper part of the vein and a zinc rich zone in the lower part of the vein (Figure 9-1).

In general, mineralized structures include:

•                  An inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by —

•                  Stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized.

Gold mineralization in the mine area has been identified in four types of rocks, in places adjacent to each other, as follows:

•                  Siliceous crystal tuff: Quartz veining is present in the form of thin translucent veinlets (1 mm to 2 mm).

•                  Lithic to crystal tuff: The permeability of this rock is higher than the siliceous crystal tuffs. This is indicated by the moderate hydrothermal alteration (silicification, epidotization, and chloritization) near the mineralized veins, with average vein thickness in the order of 3 cm to 5 cm.  In places, where the quartz veins are close together, the silicified portions give the appearance of quartz flooding.

9-1

•                  Brecciated tuff: Near major veins the wall rock is commonly altered (silicification and propylitization).  In places, the alteration halo is five to ten times the width of the mineralized vein, and may be up to 30 m thick.

•                  Porphyritic andesite: This rock type hosts the bulk of the stockwork gold mineralization and the alteration halo extends from 15 m to 30 m away from the mineralized structures.

There are at least 19 mineralized veins discovered and partially developed in the mine area.  These veins range from 0.8 m to 30 m in thickness, and the average grade ranges from 1.5 g/t Au to 12 g/t Au, 6 g/t Ag to 100 g/t Ag, and 0.1% Zn to 1.81% Zn.  Many of the mineralized veins do not have a surface expression, but are associated with structures identified by underground diamond drilling and underground development headings.

9-2

Figure 9-1
Yamana Gold Inc.
Minera Florida Limitada
Chile
Metal Zoning in Mineralized Veins of the Pedro Valencia Mine
Source: Yamana Gold, 2006.
March 2010
Silver Rich Zone
Gold Rich Zone
Zinc Rich Zone
Silver Rich Zone
Gold Rich Zone
Zinc Rich Zone
0
100
200
300

9-3

MINERALIZED STRUCTURES

There are four major sets of mineralized structures that are recognized in the area.

VEINS ASSOCIATED WITH WEST-NORTHWEST TRENDING STRUCTURES

These mineralized veins are, in general, 0.2 m to 2.5 m thick and extend approximately 160 m along strike and approximately 200 m in the vertical dimension.  Commonly, they consist of anastomosing veins about a common “root” of relatively more massive quartz vein.  The latter occurs in four varieties of quartz, namely, grey siliceous material, greenish quartz, translucent quartz, and white quartz.  Locally, the quartz vein is bounded by hydrothermal breccia which contains silicified and epidotized fragments in a greenish siliceous matrix.  Gold, silver, and zinc are the principal metals occurring in these veins, with the ranges of grades as follows:

•                  Gold: from 1 g/t Au to 60 g/t Au, with an average grade of 10 g/t Au.

•                  Silver: from 5 g/t Au to 300 g/t Au, with an average grade of 15 g/t Au.

•                  Zinc: from 0.55% Zn to 3.0% Zn, with an average grade of 1.1% Zn.

VEINS ASSOCIATED WITH EAST-WEST STRUCTURES

In general, these mineralized veins are two metres to 30 m thick and extend from 150 m to approximately 300 m along strike and approximately 400 m in the vertical dimension.  The veins exhibit multiple zones of silicification with the paragenetic sequence, as follows:

•                  First pulse of silicification indicated by grey quartz.

•                  Second pulse of silicification indicated by greenish quartz.

•                  Third pulse of silicification indicated by translucent quartz.

•                  Fourth pulse of silicification indicated by white quartz.

Commonly, the east-west veins are flanked by hydrothermal breccias, with up to 30% fragments, which are strongly altered (silicification, chloritization, and epidotization) in a silicified matrix.  Gold, silver, and zinc are the principal metals occurring in these veins, with the ranges of grades as follows:

9-4

•                  Gold: from 1 g/t Au to 50 g/t Au, with an average grade of 5 g/t Au.

•                  Silver: from 5 g/t Au to 200 g/t Au, with an average grade of 50 g/t Au.

•                  Zinc: from 0.38% Zn to 1.04% Zn, with an average grade of 0.9% Zn.

VEINS ASSOCIATED WITH NORTHEAST TRENDING STRUCTURES

In general, the thickness of these mineralized veins ranges from 0.5 m to three metres thick, extending from 50 m to 200 m along strike and more than 200 m in the vertical dimension.  The characteristic features are similar to the east-west structures.  As in the other vein types, gold, silver, and zinc are the principal metals occurring in these veins, with the ranges of grades as follows:

•                  Gold: from 0.7 g/t Au to 3.6 g/t Au, with an average grade of 2.4 g/t Au.

•                  Silver: from 6 g/t Au to 30 g/t Au, with an average grade of 12 g/t Au.

•                  Zinc: from 0.27% Zn to 5.15% Zn, with an average grade of 1.2% Zn.

VEINS ASSOCIATED WITH NORTH TRENDING STRUCTURES

In general, these veins are situated within faults which indicate various episodes of displacements.  The mineralized veins are one metre to six metres thick and extend to more than 1,000 m along strike and more than 400 m in the vertical dimension.  The characteristic features are similar to east-west structures, the difference being in the increased amount of greenish quartz.  Furthermore, fracturing is also common in these veins.  As in the other vein types, gold, silver, and zinc are the principal metals occurring in these veins, with the ranges of grades as follows:

•                  Gold: from 0.5 g/t Au to 16 g/t Au, with an average grade of 3.5 g/t Au.

•                  Silver: from 5 g/t Au to 4,000 g/t Au, with an average grade of 100 g/t Au.

•                  Zinc: from 0.6% Zn to 1.55% Zn, with an average grade 0.98% Zn.

9-5

10 EXPLORATION

From June 2005 to December 2006, Minera Florida has been exploring the Agua Fría vein system as part of a due diligence program funded by Yamana.  A total of 39,881 m of exploration drilling was completed in 2005 and 2006.  The exploration program continued in 2007 with 49,903 m completed.  In 2008, a total of 19,532 m of exploration and 24,249 m of infill drilling were carried out.  In 2009 (to October), 14,667 m of exploration and 11,911 m of infill drilling were completed.  This drilling was fanned out from drill stations to test various areas such as the Centenario, Lisset, Mina Este (Raphael 2), and Veta Central veins/structures (Figure 10-1).

10-1

TRIBUNA
SORPRESA
CENTENARIO
PEUMO
POLVORIN
HALLAZGO II
MAQUIS CLAVO 2
MINA ESTE
CENTRAL
LISETT
N
VETA RUBI
VETA TRIBUNA
VETA SORPRESA
VETA LO BALTA
FALLA OESTE
FALLA INDESEADA(870)
LO PRAT (870)
MILENIUM
VETA PEUMO(870)
P.V.O.CENTRAL (870)
VETA RAFAEL(900)
VETA ESMERALDA(900)
P.V.O SUR (870)
GALERIA PEUMO
VETA POLVORIN
VETA HALLAZGO
FALLA HALLAZGO II(870)
FALLA PORTEZUELO
FALLA FLORIDA
MAQUIS CLAVO II
MAQUIS CLAVO I
VETA LISSET (850)
VETA P.VALENCIA
SANTILLANA (850)
TARGETS 2007-2008
TARGETS 2009
0 200 400 600 800 1000
Metres

Figure 10-1

Yamana Gold Inc.

Minera Florida Limitada

Chile

Exploration Targets

March 2010

Source: Yamana Gold Inc., 2010.

10-2

11 DRILLING

Systematic testing of the gold bearing zones was started by SMM in 1986 and continues to the present by Minera Florida.  To the end of October 2009, some 236,369 m of drilling has been completed.  This includes 26,578 m completed in 2009 (to the end of October), with intersections at Centenario, Lisset, Polvorin, Mina Este, and Sorpresa (Table 11-1).

TABLE 11-1   SELECTED MINE DRILL INTERSECTIONS 2009

Yamana Gold Inc. — Minera Florida Property

	From	To	Length	Grade
Drill Hole	(m)	(m)	(m)	g/t Au	g/t Ag	% Zn	Sector
ALH0802	33.02	33.23	0.21	53.30	42	1.63	Centenario
ALH0802	82.16	82.61	0.45	44.30	43	2.65	Centenario
ALH0751	104.87	105.85	0.98	11.84	14	0.72	Centenario
ALH0719	165.86	167.84	1.98	15.99	21	2.03	Centenario
ALH0739	159.78	166.50	6.72	11.14	179	1.05	Centenario
ALH0690	88.10	88.71	0.61	26.10	133	2.08	Lisset
ALH0694	2.09	2.90	0.81	10.70	9	0.01	Lisset
ALH0694	11.09	43.42	32.33	14.61	15	0.08	Lisset
ALH0701	40.90	41.40	0.50	22.50	75	0.05	Lisset
ALH0568	313.55	313.79	0.24	2.03	5	0.05	Polvorin
ALH0568	327.00	328.90	1.90	4.82	0.5	0.01	Polvorin
ALH0674	201.51	203.76	2.25	11.60	49	1.94	Polvorin
ALH0721	13.53	14.53	1.00	20.10	49	16.12	Mina Este
ALH0741	78.38	82.66	4.28	11.25	9	2.71	Mina Este
ALH0755	66.70	70.50	3.80	15.35	9	1.19	Mina Este
ALH0765	52.10	54.28	2.18	5.62	6	3.45	Mina Este
ALH0797	74.90	87.31	12.41	3.90	10	1.19	Mina Este
ALH0824	71.04	71.76	0.72	11.70	23	0.06	Sorpresa
ALH0829	75.40	76.16	0.76	10.60	21	3.70	Sorpresa
ALH0835	67.32	68.65	1.33	10.62	9	0.27	Sorpresa

Notes:

1.               Gold and silver values are uncut.

2.               Above values are core lengths and are not reported as a true thickness of mineralization.

The procedures used during the diamond drilling programs are as follows:

11-1

•                  The collar locations of all drill holes are surveyed and marked by Minera Florida crews.

•                  A Maxibor survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole.  Since the host rocks contain appreciable amounts of magnetite, this system utilizes a light source which is not affected by the surrounding magnetism.

•                  Lithologic logging is done on drill core and geotechnical observations are made by company geologists.  All information is recorded on handwritten logs depicting all downhole data including assay values.  This includes marking:

•                  Lithologic contacts

•                  Descriptive geology

•                  Intensity of various alteration types

•                  Structural features, such as foliation, fracture and brecciated zones

•                  Core angles

•                  Core diameter

•                  Down hole inclination

•                  Percent core recovery record

•                  Rock Quality Designation (RQD) measurements

•                  Recording of mineralization, e.g., sulphide content

•                  Maintaining a photographic record of the core with a digital camera

Scott Wilson RPA is of the opinion that the logging and recording procedures are comparable to industry standards.

The drill contractors used on the mine property were Major Drilling Chile S.A. and Geotec Boyles Bros. S.A.

Surface exploration in the Membrillo area in 2008 and 2009 returned significant values in several drill holes (Table 11-2).  Veins targeted by the exploration drilling included the Membrillo and Piscina veins.

The drill contractor for the surface drilling in the Membrillo area was Atacama Drilling Ltda.

11-2

TABLE 11-2   SELECTED EXPLORATION INTERSECTIONS 2009

Yamana Gold Inc. — Minera Florida Property

	From	To	Length	Grade
Drill Hole	(m)	(m)	(m)	g/t Au	g/t Ag	% Cu	Vein
CLMB001	216.80	217.55	0.75	2.83	33.00	4.64	Membrillo
CLMB004	349.08	350.58	1.50	4.30	1.00	0.15	Membrillo
CLMB009	53.06	55.96	2.90	4.63	3.00	0.14	Membrillo
CLMB017	99.25	107.50	8.25	3.79	1.87	0.25	Membrillo
CLMB001	128.70	129.55	0.85	42.2	3.00	0.51	Piscina
CLMB003	260.30	268.04	7.74	8.19	2.93	0.35	Piscina
CLMB034	230.90	234.10	3.20	1.76	3.05	0.60	Piscina

Notes:

1.               Gold and silver values are uncut.

2.               Above values are core lengths and are not reported as a true thickness of mineralization

11-3

12 SAMPLING METHOD AND APPROACH

The current methodology of sampling drill core and underground workings by Minera Florida is described below.  Prior to Yamana ownership of the operation, Minera Florida used whole core and muck sampling for resource estimation and grade control purposes.

DIAMOND DRILL CORE

Core is placed in labelled boxes at the drill site and the boxes are transported to the logging facility.

Sampling/assay intervals are generally one metre in length but can be shorter to respect geological boundaries.

Sample numbers are assigned to the intervals.  In-house and certified standards, pulp blanks, and sterile samples are inserted into the sample stream.  No duplicate drill samples were sent for analysis.

Core is photographed by digital camera.

Core samples are cut in half, with one half sent for assay and the other half stored on site.  The core samples are placed in bags and shipped to the Acme Analytical Laboratories S.A. (Acme) in Santiago.

Drill collars are surveyed and a Maxibor instrument is used to complete downhole positional surveys.

The amount of core recovered from each logged interval is recorded in the drill logs.  No overall core recovery statistics were reviewed, however, from the inspection of a number of drill logs and visual inspection of split core from several drill holes, it is estimated that there is better than 90% overall core recovery.  In Scott Wilson RPA’s opinion the sampled core should provide an unbiased reflection of the mineralization in the mining operation.

12-1

UNDERGROUND SAMPLING

Underground faces are washed and the contacts of the mineralization are marked.

Channel samples are taken horizontally across the face in both ore and waste respecting the geological contacts.  The maximum sample length is one metre.

Samples are bagged and sent to the Minera Florida laboratory for preparation and assaying.  No standards or blanks are inserted into the sample stream.

Scott Wilson RPA is of the opinion that the sampling methodologies at Minera Florida conform to industry standards but recommends that standard and blank samples are added to the underground channel samples prior to analysis.

12-2

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

Minera Florida used Acme Analytical Laboratories (ISO 9001:2000) in Santiago, Chile, for all assaying of the exploration and infill core drilling.  Core samples were delivered to the laboratory in sealed batches by truck.  The Minera Florida laboratory handles all production samples from the mine.  Certified standards as well as pulp blanks and sterile samples were used for quality control purposes.  As well, pulp samples were resubmitted to a second outside laboratory (ALS Chemex in La Serena, Chile).  No field core duplicates samples were submitted.

In 2009 (up to November 9), a total of 160 shipments of drill samples containing a total of 14,908 samples were shipped to Acme.  In the same period, 13,454 production samples (drill core, channel samples, muck samples) were shipped to the Minera Florida laboratory in 770 shipments.  A total of 15 standards at various gold grades were available and individual standards were inserted into the assay stream a total of 622 times.  Blanks were inserted 6,288 times and a total of 399 sterile samples were submitted.  As well, 704 quartz sand blanks were processed through the Minera Florida laboratory.

The following procedure was used for Minera Florida’s sample preparation and assaying:

•                  A submittal form was filled out by a Minera Florida geologist or technician and delivered with the samples to Acme in Santiago.

•                  Samples were opened and dried at 105ºC as required.

•                  The entire samples were crushed to better than 85% -10 mesh.  Crushers were cleaned with compressed air between every sample and with quartz sand every 10th sample.  Granulometric checks were done every 30 samples.

•                  A 1,000 g subsample was taken by rotary divider for samples less than four kilograms in weight and by a riffle splitter for samples above four kilograms in weight.  The split was pulverized using a chrome-steel ring mill to better than 85% -200 mesh.  Granulometric checks were done every 30 samples.  Pulverizers were cleaned with compressed air between every sample and with quartz sand every 10th sample.

•                  Two 250 g pulps were separated, one for analysis and one for storage.

13-1

Standard fire assay (FA) methods using a 30 g pulp sample were used to determine total gold content.  Samples assaying greater than or equal to 5 ppm Au using FA with a atomic absorption spectrometry (AAS) finish were reassayed (FA) with a gravimetric finish for accuracy.  Assays for silver were completed using a multi-acid digestion of a 1 g pulp sample followed by AAS.  If the initial assay was greater than 300 ppm, then a 30 g sample was assayed with a gravimetric finish for accuracy.  Copper, lead and zinc assays were carried out using 1 g samples and a multi-acid digestion followed by AAS.  If any of the metals assayed by Acme was greater than 30% Zn, 10% Pb, or 30% Cu, then the metal was reassayed using a modified inductively coupled plasma (ICP) methodology.  If any of the metals assayed by Minera Florida was greater than 10% Zn, 2% Pb, or 2% Cu, then the metal was reassayed using a dilution factor of 10.

Scott Wilson RPA is of the opinion that the sample preparation and assay procedures used for both the drill core and the production samples are in keeping with industry standards.

SAMPLE SECURITY

Samples are handled only by the Minera Florida authorized personnel.  Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling.  All drill core from underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel.  The mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to Acme in Santiago.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site.  The second half of the split core is stored on-site as a control sample, available for review and resampling if required.  Based on our review and discussions with field personnel, Scott Wilson RPA is of the opinion that sample security procedures at Minera Florida are in keeping with industry standards.

13-2

14 DATA VERIFICATION

Minera Florida drill samples were submitted to Acme in Santiago for sample preparation and assaying.  Assay results were electronically transmitted to the mine and assay certificates were forwarded by mail.  Upon passing Quality Assurance/Quality Control (QA/QC) protocols, the results were downloaded into the Minera Florida database.

Part of the resource database and several drill log files were reviewed by Scott Wilson RPA for accuracy of assay transcription from the assay certificates.  No significant errors were noted.  As well, several reports containing control charts and detailing the results of the assay standards and blanks for the drill core for 2009 were reviewed.  Minera Florida procedures appear to identify assay failures when blanks and/or standards failed to pass set criteria. In 2009, to the beginning of November, there were 35 failures of standard and blank analyses for exploration samples and 35 failures for production assays.  In these cases, individual assays or entire batches were redone.  If the standard value was less than 5 g, then the standard and two samples adjacent to the standard were reassayed.  If the standard assay value was greater than 5 g, then the entire batch was redone.  Results from the duplicate pulp assays returned correlations of 97% or better for the various metals and grade ranges.

Since the start of the exploration program with Yamana, data verification is also done by Dafne Herreros V., Resource Geologist, and Paola Coco, Database Supervisor with Yamana.  Based on our review and discussions with these two professionals, Scott Wilson RPA is of the opinion that data entry and verification procedures of exploration data at the Minera Florida are in keeping with industry standards.  Data verification of production assays is currently completed by Karina Flores, Database Geologist.  Scott Wilson RPA is of the opinion that data entry and verification procedures of production data at the Minera Florida are in keeping with industry standards.

14-1

15 ADJACENT PROPERTIES

There is nothing to report in this section.

15-1

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Scott Wilson RPA (Agnerian and Pearson, 2007) described the metallurgical plant/process and that description is listed here.  The plant capacity has recently been doubled, but the process has not essentially changed.  Some of the recoveries and metal grades have been adjusted to reflect actual production to October 2009.

The Alhué process plant was expanded to nominally process 2,400 tpd of ore, producing doré metal and zinc concentrate.  The plant is currently operating at a rate of 2,200 tpd.  Ore is hauled using 25-tonne trucks from the mine to a transfer point and from the transfer point to the process plant in 50-tonne haul trucks.

At the process plant, the ore is crushed in three stages in closed circuit with vibrating screens.  The crushing plant is operated on a two 12-hour shifts per day, seven day per week schedule.  The trucks deliver the ore (<635 mm) to a dump hopper.  The undersize is crushed to -100 mm by a 112 kW primary jaw crusher and then placed either in one of three 80-tonne storage bins or alternatively on a stockpile.  The ore is then further crushed by a 224 kW HP300 standard secondary cone crusher and a 224 kW HP300 short head tertiary crusher.  The final crushed product is 100% passing 10 mm and is delivered to one of two 600-tonne storage silos ahead of the grinding circuit.  Additional storage is provided by stockpiling adjacent to the silos.

The crushed ore is fed to one of two 3.7 m x 4.3 m Dominion Engineering ball mills where it is ground to a 65% passing 75 µm in closed circuit with a cyclone cluster.  The cyclone overflow is then delivered to the flotation circuit that consists of eight 20 m3 flotation cells arranged in a rougher, scavenger, cleaner, and recleaner configuration.  The bulk sulphide concentrate produced contains 22% Zn, approximately 105 g/t Au, and some silver (silver content varies with the head grade).  The flotation plant recovers approximately 87% of the gold, 83% of the silver, and 80% of the zinc.  The flotation plant tailings are pumped to the tailings facility.

The flotation bulk concentrate is thickened to 50% solids and leached with NaCN (sodium cyanide) solution in a series of ten 50 m3 leach tanks providing 72 hours of

16-1

residence time.  The leached slurry is then sent to a thickener, with the overflow containing the leached gold and silver and the underflow containing the sulphidic solids. The products of the leaching circuit are a pregnant solution containing approximately 30 g/m3 Au and a thickened pulp containing the zinc sulphides.  The leaching circuit recovers approximately 97% of the gold and 81% of the silver.

The pregnant solution is first clarified and then heated to 70°C to 80°C via a heat exchanger and two electrical heaters.  The warm solution is then pumped to four electrowinning (EW) cells where a gold and silver sludge is deposited on the cathodes.  The sludge is periodically washed off, filtered, and dried prior to being smelted into doré metal in a furnace.  The doré metal is cast into bars containing gold, silver, and approximately 5% impurities (Cu, Pb, Zn).  The EW circuit recovers approximately 98.5% of the gold and 99.5% of the silver.

After electrowinning, the barren solution containing 0.3 g/m3 Au, 0.5 g/m3 Ag, and 2 g/m3 to 3 g/m3 free cyanide is used to heat the incoming pregnant solution via the heat exchanger and is then sent to an INCO SO2/air cyanide destruction circuit.  The water from the INCO circuit is reclaimed as process water and cyanide is precipitated as stable cyanate and iron-cyanide salts that are disposed of in an impoundment area.

The thickener underflow containing the leached solids is filtered and stockpiled.  The filtered solids are then reclaimed by front-end loader and fed to the zinc flotation circuit at a rate of 3,000 tonnes per month (120 tpd).  The solids are first reslurried and conditioned with reagents.  The zinc flotation circuit consists of ten 1.4 m3 mechanical flotation cells as roughers and scavengers followed by a 2 m diameter by 10 m high column cleaner cell.  The final zinc concentrate contains approximately 56% to 60% Zn and the circuit recovers 70% to 77% of the zinc.  The zinc concentrate is shipped to refineries via the port of Ventanas.  The process flow sheet is presented in Figure 16-1.

The tailings storage facility was expanded in 2006 and can accommodate about five more years of production at the expanded rate.  All required government approvals for the expansion have been received.

16-2

TAILINGS POND
EW
Heaters
Smelting
Doré
Retort
Clarified
Pregnant Solution
Clarified Pregnant Solution
Barren Solution
Crusher #1
Crusher #2
Crusher #3
SERVICES
INCO Process
Concentrate Leaching
Zn Concentrate Thickener
Zn Concentrate
Silo 2
Mill #4
Larox Filter
Thickener
Concentrate Thickener
Zn Flotation
Silo 1
Mill #3
Crusher Stockpile
Gold Flotation
Ponds
Fresh Water
Process Water

Figure 16-1

Yamana Gold Inc.

Minera Florida Limitada
Chile

Process Plant Flow Sheet

March 2010

Source: Minera Florida, 2010.

16-3

METALLURGICAL TESTING

Metallurgical and mineralogical testing is routinely carried out on new veins and mining areas as they are discovered to assure compatibility with the current metallurgical process.  This work is completed by SGS Mineral Services Ltd. (metallurgy) or Metalquim Ltda (flotation) in Santiago.  Testing was completed on material from the Fernanda, Hallazgo, Hallazgo II, and Peumo zones in 2007 and 2008.  Material from Sorpresa and Tribuna veins were tested in 2009.  Metallurgical testing included chemical characterization, determination of Bond Work Index, flotation recoveries and grades, and rougher recoveries and grades.  Mineralogical studies looked at mineral species, mineralogical composition, degree of liberation, association and occlusion, and granulometric analysis.  No significant problems have been noted, although some blending of ores may be required at the increased production rate.

MILL PRODUCTION

Historical plant production for the period January 2000 to December 31, 2008, is presented in Table 16-1.  Results show that from 2000 to 2003, production tonnages remained relatively constant at approximately 350,000 tpa, with grades averaging 6.8 g/t Au and 1.63% Zn.  During this same period, silver grades fluctuated considerably, ranging from 16 g/t Ag to 53 g/t Ag.  For the period January 2004 to December 31, 2007, the tonnage throughput increased by approximately 20% to 425,000 tpa.  The average grade over this period was 6.41 g/t Au and 1.54% Zn.  Silver grades have continued to vary widely, depending on the veins mined at the time.  Following the expansion of the plant and mining operations in 2008, production tonnage increased to 468,000 tpa, but the average gold head grade dropped to 4.5 g/t Au.  In 2009, the production rate increased to 723,000 tonnes at a head grade of 4.1 g/t Au.

Between the years 2000 and 2007, except for 2000 and 2005, overall metallurgical recoveries of gold have remained relatively constant at approximately 81%.  Silver and zinc recovery has ranged considerably.  Silver recovery ranged from a low of 60% in 2004 to a high of 70% in 2005, but was stabilized at approximately 69%.  Zinc recovery ranged from a low of 40% in 2002 to 68% in 2007.  Some of this variance can be attributed to changes in head grades and, in the case of the zinc, to the start-up of the zinc flotation circuit when lower recoveries would be expected, due to challenges in

16-4

starting a new facility.  Gold, silver, and zinc recoveries improved to 84%, 71%, and 71% respectively in 2008 as a result of the new equipment installed during the expansion of the plant.  Recoveries dropped slightly in 2009 due increased throughput.

For the period 2000 to 2009, the plant produced approximately 668,000 ounces of gold and 4,407,000 ounces of silver.  Between 2002 and 2009, a total of 64.4 million pounds of zinc were produced.  The silver production has varied with head grades.  In 2005, some 1.1 million ounces of silver was produced while only 130,000 ounces of silver was produced in 2001.

16-5

TABLE 16-1   HISTORICAL MINERAL PROCESSING RESULTS

Yamana Gold Inc. — Minera Florida Property

Description		2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Plant Production (x000)		353	353	345	364	422	420	428	425	468	723
Head Grade	- g/t Au	6.2	6.2	6.8	8.1	6.6	7.0	6.5	5.6	4.5	4.1
	- g/t Ag	53	16	31	44	39	120	31	40	37	41
	- % Zn		1.54	1.59	1.75	1.79	1.67	1.50	1.20	1.0	1.0
Overall Recoveries	- % Au	83.45	81.94	80.40	80.20	80.84	77.56	80.51	81.00	84.2	82.27
	- % Ag	83.14	69.79	69.56	68.54	60.28	70.33	69.13	68.56	70.9	68.95
	- % Zn			39.93	55.16	46.51	57.82	62.06	67.68	71.1	68.72
Concentrate Grades:
- Initial Concentrate	- % Zn			23.04	25.09	26.82	28.97	26.52	22.73	21.16	23.24
- Final Concentrate	- % Zn			52.14	54.33	57.58	56.16	58.00	55.16	53.05	55.76
Dore:
Kg Au		1,808	1,806	1,875	2,350	2,239	2,268	2,258	1,911	1,843	2488.6
Oz Au (x000)		58	58	60	76	72	73	72.6	61.4	57.3	80.0
Kg Ag		15,554	4,050	7,549	10,880	9,927	35,587	9,312	11,733	12,610	20,283
Oz Ag (x000)		500	130	243	350	319	1,144	299.4	377.3	392.2	652.2
Concentrates:
- Initial Conc. DMT				15,140	18,156	18,380	19,279	19,721	18,069	20,153	27,623
- Final Conc. DMT				4,207	6,468	6,107	7,230	6,890	6,258	6,519	9,005
- Final Conc. - lbs Zn (x000)				4,835	7,748	7,753	8,952	8,792	7,593	7,623	11,070

16-6

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

SUMMARY

For this report, Scott Wilson RPA has reviewed the Mineral Resource and Mineral Reserve estimates of the Pedro Valencia Mine of Minera Florida, as reported by Yamana as of December 31, 2009.  Scott Wilson RPA carried out a number of checks to verify the various procedures and numerical calculations used in the Minera Florida estimates.  This included detailed tracing of the methodology of estimating tonnage and grade of resource and reserve blocks.  With few exceptions, Scott Wilson RPA found that values and compilations of gold grades were accurately recorded and calculated as provided on sections and plans.  Scott Wilson RPA, however, notes that a minimum thickness was not applied to the mineralized structure in the estimation of Mineral Resources.

As part of this audit, Scott Wilson RPA carried out an independent estimate of four veins (Centenario, Milenium, Peumo, and Tribuna) to allow for better comparison of the Yamana estimates with the Scott Wilson RPA estimates, based on the underground drill hole data and wireframes provided.  Mining has been carried out in the Milenium and Peumo veins, but production has not started in the Centenario and Tribuna veins.

MINERAL RESOURCES

Gold and polymetallic mineralization at the Pedro Valencia Mine occurs in numerous silicified structures trending west-northwest, east-west, and north-south.  These veins contain Measured plus Indicated Mineral Resources ranging from 1,000 tonnes to 779,000 tonnes, and grades ranging from 3.09 g/t Au to 13.42 g/t Au, 3.30 g/t Ag to 177.3 g/t Ag, and 0.27% Zn to 4.77% Zn.  Many of these structures have been developed, and are currently producing.

Using a 2.5 g/t Au cut-off grade, the 2009 Minera Florida total Measured and Indicated Mineral Resources, inclusive of Mineral Reserves, estimated by Yamana include 4.70 million tonnes at an average grade of approximately 6.38 g/t Au, 40.54 g/t Ag, and 1.79% Zn.  This equates to 960,000 ounces of gold, 6.1 million ounces of silver, and

17-1

185.3 million pounds of zinc.  The deposit is also estimated to contain some 2.75 million tonnes of Inferred Mineral Resources at an average grade of approximately 6.1 g/t Au, 55.1 g/t Ag, and 1.5% Zn, which equates to 540,000 ounces of gold, 4.9 million ounces of silver and 92 million pounds of zinc.

The Measured and Indicated Resources include the resources used to estimate the Mineral Reserves, while the Inferred Resources are in addition to the reported Mineral Reserves.

Scott Wilson RPA notes that the resources listed in Tables 17-1, 17-2, and 17-3 are in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves.

17-2

TABLE 17-1   MEASURED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	14,300	3.98	5.27	0.82
Berta East	19,300	9.91	13.35	1.66
Berta West	77,000	4.75	25.65	1.96
Cantillana	—	—	—	—
Centenario (Discovered 2009)	3,500	4.06	11.48	0.72
Central Inferior (Discovered 2009)	4,800	5.57	4.84	1.96
Central Superior (Discovered 2009)	13,000	7.92	13.57	0.21
Fernanda	8,500	8.45	69.22	1.42
Hallazgo II Fault	19,700	11.43	103.47	2.53
Hallazgo II Vein	83,000	9.40	84.78	2.17
HMT Zone I	133,400	3.83	4.44	0.92
HMT Zone Intermediate	38,200	3.33	3.18	0.46
HMT Zone II	57,500	4.64	4.11	1.39
Lissette	7,400	9.97	13.15	0.74
Lo Prat Norte	71,40	4.30	6.01	0.87
Lo Prat Sur	167,40	4.60	9.72	0.96
Lorena	—	—	—	—
Maqui Clavo I	20,900	4.34	171.10	1.17
Maqui Clavo II	17,200	4.40	11.53	4.99
Marilyn	41,800	7.28	15.47	1.99
Marisol	23,600	7.91	69.64	2.15
Milenium	533,000	4.99	8.29	2.25
Peque	1,500	6.59	8.70	5.28
Peumo	222,700	7.85	26.76	1.23
Polvorin	2,700	6.98	19.97	2.65
PVO Central	78,800	7.99	105.00	2.77
PVO Sur	1,300	10.73	10.46	0.47
Rafael	6,200	5.45	21.40	1.93
Rafael II	60,000	6.80	69.99	1.38
Rubi	5,100	6.00	15.16	2.08
Sorpresa	16,000	11.04	18.04	2.32
Tea	6,600	10.35	44.16	2.49
Tribuna	33,600	13.41	95.03	3.98
Total Measured	1,789,000	6.03	26.98	1.76

Notes:

1.               Totals may not add correctly due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68% and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Mineral Resources include resources used to estimate Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17-3

TABLE 17-2   INDICATED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	42,800	3.51	7.30	0.82
Berta East	20,900	7.59	9.67	1.50
Berta West	67,200	4.51	49.61	1.94
Cantillana	11,900	5.25	29.74	1.23
Centenario (Discovered 2009)	78,200	6.19	15.79	1.04
Central Inferior (Discovered 2009)	8,500	5.80	5.42	2.01
Central Superior (Discovered 2009)	7,700	6.11	10.83	0.37
Fernanda	16,400	7.22	233.16	1.17
Hallazgo II Fault	23,200	9.13	75.95	1.95
Hallazgo II Vein	100,900	8.94	93.1	2.21
HMT Zone I	112,700	3.85	4.92	0.93
HMT Zone Intermediate	50,700	2.91	3.39	0.54
HMT Zone II	14,700	5.82	3.87	1.37
Lissette	35,100	5.36	13.21	0.36
Lo Prat Norte	257,700	4.52	6.42	1.04
Lo Prat Sur	134,900	4.36	7.54	1.08
Lorena	1,000	12.93	44.97	0.70
Maqui 1	171,100	4.99	153.03	0.99
Maqui 2	254,800	4.72	12.56	4.76
Marilyn	148,500	8.23	34.27	1.46
Marisol	66,500	8.56	120.98	1.81
Milenium	245,600	4.62	9.45	2.30
Peque	5,700	4.31	10.39	4.49
Peumo	386,900	7.37	79.06	1.02
Polvorin	29,700	8.13	14.41	1.07
PVO Central	98,000	8.33	137.25	2.26
PVO Sur	23,400	5.95	12.22	1.26
Rafael	87,700	5.77	29.78	1.26
Rafael II	85,100	9.04	131.41	1.64
Rubi	40,200	6.29	16.30	1.30
Sorpresa	67,700	12.88	13.46	1.94
Tea	33,200	6.18	41.86	1.93
Tribuna	178,100	13.42	62.86	3.37
Total Indicated	2,907,000	6.59	48.89	1.81

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68% and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Mineral Resources include resources used to estimate Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17-4

TABLE 17-3   INFERRED MINERAL RESOURCE ESTIMATE (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	28,000	3.1	8.5	0.7
Berta East	11,000	4.5	5.8	1.0
Berta West	33,000	3.9	49.1	1.6
Cantillana	92,000	5.2	41.0	0.6
Centenario (Discovered 2009)	68,000	6.3	17.3	1.1
Central Inferior (Discovered 2009)	20,000	5.2	6.6	2.9
Central Superior (Discovered 2009)	8,000	7.2	9.4	0.5
Fernanda	10,000	4.9	97.0	0.4
Hallazgo II Fault	123,000	6.7	50.4	1.3
Hallazgo II Vein	127,000	8.2	97.6	1.8
HMT Zone I	70,000	4.0	5.5	0.7
HMT Zone Intermediate	4,000	2.5	3.5	0.8
HMT Zone II	1,000	4.4	4.3	1.3
Lissette	36,000	4.2	13.4	0.3
Lo Prat Norte	51,000	3.2	9.2	0.7
Lo Prat Sur	41,000	4.2	7.9	0.7
Lorena	28,000	7.6	34.0	0.6
Maqui Clavo I	118,000	4.2	95.4	0.8
Maqui Clavo II	198,000	4.3	12.3	3.5
Marilyn	92,000	7.2	43.4	1.4
Marisol	58,000	8.8	216.9	1.9
Milenium	63,000	4.0	8.1	2.9
Peque	3,000	3.1	16.7	5.8
Peumo	303,000	5.8	103.9	0.8
Polvorin	120,000	6.8	15.7	1.5
PVO Central	108,000	4.9	197.2	1.5
PVO Sur	189,000	6.3	8.6	2.4
Rafael	366,000	5.8	32.1	1.1
Rafael II	86,000	7.2	161.9	1.6
Rubi	53,000	6.2	16.3	0.8
Sorpresa	58,000	10.4	12.5	1.6
Tea	40,000	6.6	38.8	1.8
Tribuna	137,000	11.3	43.8	2.4
Total Inferred	2,750,000	6.1	55.1	1.5

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               Mineral Resources are based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68% and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Inferred Mineral Resources are in addition to Mineral Reserves.

9.               Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

17-5

The methodology of estimating Mineral Resources by Minera Florida and Yamana staff includes:

•                  Statistical analysis and variography of gold, silver, and zinc values in the assay database as well as on sample composites.

•                  Construction of a block model using Vulcan software.

•                  Grade interpolation using kriging method, and inverse distance squared (ID2) method for veins which did not have sufficient data to calculate variograms.

RESOURCE DATABASE AND VALIDATION

Scott Wilson RPA received header, survey, assay, lithology, composite data, and solids for the Centenario, Milenium, Peumo, and Tribuna veins/structures from Yamana by electronic transfer.  The database comprised 1,043 drill holes with 77,544.90 m of drilling for an average drill hole length of 74.35 m.  The database comprised 31,950 assay records totalling 37,440.63 m of assays for an average interval length of 1.17 m.  A total of 17,819 lithological records were included in the database.  A 2.5 g/t Au solid was provided by Yamana for each vein.

A total of 1,020 drill holes with 76,524.76 m of drilling from the database intersected the grade shells of the four veins in the Yamana block models.  The average length of intersecting drill hole was 75.02 m.  The intersecting drill holes contained 31,834 assays of which 4,120 assays intersected the grade shells.  The average assay interval was 1.18 m in the intersecting drill holes and 1.12 m within the vein solids.

All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by Minera Florida geological staff and maintained as an on-site database.  Validation routines were run to help identify data entry errors.  Scott Wilson RPA noted the following database discrepancies: inconsistent hole lengths relative to assay and logged lithology depths, duplicate entries, unsampled holes intersecting vein solids, and incorrect interval lengths in assay and lithology tables.  Although these minor inconsistencies and errors are present in the final databases, they were considered to have an insignificant effect on the final resource estimates.

17-6

Scott Wilson RPA recommends additional verification checks of the databases prior to use in future resource estimates.

Scott Wilson RPA also verified a number of data records with original assay certificates and drill logs.  No significant discrepancies were identified.

ASSAY COMPOSITES

Composites of assays were generated for each vein.  Composite lengths depended on the sampling interval, vein width and, to some extent, on the frequency of narrow full width intersections.  The composite lengths were chosen in order to generate as few composites with repeated values as possible (in cases where the composite length is shorter than the sampling interval) and to maintain the internal variability of the veins.

GRADE CAPPING

The gold assay database was statistically examined by Yamana for the presence of local high grade outliers which could potentially affect the accuracy of the resource estimate.  Once these outliers were identified, the overall grade distributions were used to establish cutting values.  Each vein was examined separately.  The cap values for gold, silver, and zinc for the various veins and structures are shown in Table 17-4.  A total of 17 gold composites were cut for the Centenario vein, 40 gold composites for the Milenium vein, seven gold composites for the Peumo vein, and nine gold composites for the Tribuna vein.

Resource estimates were run for the Centenario and Milenium veins without using any cut values for comparison with the cut composite results.  At the 2.5 g/t Au cut-off grade, the uncut resource contained approximately 4,040, or 23%, more ounces of gold in the Centenario vein/structure and 5,000, or 4%, more ounces of gold in the Milenium vein.

17-7

TABLE 17-4   TOP CUT VALUES

Yamana Gold Inc. — Minera Florida Property

	Top Cut Threshold for Samples
Vein	g/t Au	g/t Ag	% Zn
Berta Central	22	20	3
Berta East	30	40	4
Berta West	30	450	12
Cantillana	1,000	100	6
Centenario	18	100	3.5
Central Inferior	10	20	8
Central Superior	25	70	2
Fernanda	25	700	4
Hallazgo II Fault	50	1,000	10
Hallazgo II Vein	60	1,500	10
HMT	11.36	11.83	1.76
HMT-Z1	19.13	26.2	5.03
HMT-Z2	21.96	14.8	4.98
Lissette	25	40	3.5
Lo Prat Norte	20	30	6
Lo Prat Sur	30	70	6
Lorena	1,000	70	1,000
Maqui Clavo I	30	1,200	4.5
Maqui Clavo II	16	50	16.6
Marilyn	38	2,000	10
Marisol	66.5	1,148	9,2
Milenium	31	70	10.9
Peque	15	1,000	12
Peumo	60	1,000	7
Polvorin	20	80	4.5
PVO Central	35	1,700	8
PVO Sur	35	40	10
Rafael	20	200	10
Rafael II	50	2,000	7
Rubi	35	80	7.77
Sorpresa	45	100	6.5
Tea	30	400	10
Tribuna	93.3	938	22.3

17-8

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Drill hole data, plotted on detailed cross sections at approximately 60 m intervals including all assay data, provide the basis for the geological interpretation and estimation of average grades of resource blocks.  The pierce points of the mineralized intersections are then plotted on vertical longitudinal sections.  Due to the inherent variability of the mineralization, the detailed interpretations are often simplified for resource estimation by using the entire geological unit (veins, breccias, and stockworks) to increase continuity.

Yamana developed 3D solids using Vulcan® software from the mineralized outlines on the cross sections (Figure 17-1).  The wireframe models are created using 3D polylines that are snapped on to the drill hole intervals.  Polylines are created on cross sections and are joined together using tie lines, and the wireframes solids are validated.  Yamana constructed block models in Vulcan for each vein using the sub-block option to accurately reflect the 3D shapes of the veins.

ASSAY STATISTICS

The statistical analyses that were carried out on the database included:

•                  Descriptive statistics of composite lengths and associated main variables.  These included:

•                  Histograms with basic statistics.

•                  Log-probability plots.

•                  Declustering of the mean of each variable to arrive at reliable mean grades for gold, silver, and zinc.

•                  Regression analysis between main variables, such as Au vs. Ag, Au vs. Zn, and Ag vs. Zn.

•                  Variography.

•                  Probability plots of composite lengths, to assess the proportion of generated composites shorter than half of the nominal composite length.

•                  Scatterplots and regression analysis between the main variables and composite length.  The objective of this exercise was to see if biases would be introduced by eliminating short composites.  Composite lengths of 1.0 m, 2.0 m, and 3.0 m were used depending on the thickness of the vein.  Care was taken to eliminate as few data as possible, since drill hole data are scarce in many veins.

•                  Elimination of short length composites.

17-9

Figure 17-1

Yamana Gold Inc.
Minera Florida Limitada
Chile
Plan View of Resource Models
6237500 N
6237000 N
6236500 N
316500 E
317000 E
317500 E
318000 E
Rubi
Tribuna
Sorpresa
Centenario
Lo Prat
Norte&Sur
Peumo
Milenium
Marylin
Rafael&
Rafael II
Maquis I&
Maquis II
Tea
HMT
Polvorin
Hallazgo II
Berta West
Berta Central
Berta East
PVO
Central&
PVO Sur
Central
Lissette
Cantillana
Marisol &
Peque
Lorena
0 100 200 300 400 500
Metres
March 2010

17-10

Scott Wilson RPA tagged those assays to be included in the resource estimation in the Centenario, Milenium, Peumo, and Tribuna veins.  A total of 4,120 assays were identified within the areas to be estimated.  Basic statistics for uncut and cut gold assays on a zone by zone basis are given in Table 17-5.

TABLE 17-5   SUMMARY OF ASSAY RECORDS

Yamana Gold Inc. — Minera Florida Property

Vein	Au (g/t)	Au (g/t) Cut
Centenario (n=146)
Mean	7.63	6.21
Standard Deviation	9.85	5.73
Coefficient of Variation	1.29	0.92
Maximum	59.6	18.0
Milenium (n=2,003)
Mean	5.55	5.15
Standard Deviation	9.28	6.68
Coefficient of Variation	1.67	1.30
Maximum	159.2	31.0
Peumo Vein (n=1,577)
Mean	7.05	6.98
Standard Deviation	9.22	8.66
Coefficient of Variation	1.31	1.24
Maximum	90.8	60.0
Tribuna Vein (n=394)
Mean	15.8	14.3
Standard Deviation	28.8	20.9
Coefficient of Variation	1.82	1.45
Maximum	255.2	93.3

Table 17-6 shows the basic statistics for the gold assay composites within the zone grade shells.  Yamana completed statistical analysis of the cut composites.  Scott Wilson RPA notes that it is normal practice to use assay values for statistical evaluation.  However, after comparing the statistics of cut assay values with those of the cut composites and completing a block model using both sets of values, Scott Wilson RPA agrees that, in this case, the difference in grades is within the acceptable range of a Measured and Indicated Mineral Resource.

17-11

TABLE 17-6   SUMMARY OF ASSAY COMPOSITES

Yamana Gold Inc. — Minera Florida Property

Vein	Au (g/t)	Au (g/t) Cut	Composite (g/t Au) Cut
Centenario (n=146)
Mean	7,633	6.21	5.01
Standard Deviation	9.85	5.73	5.10
Coefficient of Variation	1.29	0.92	1.02
Maximum	59.6	18.0	18.0
Peumo (n=1,577)
Mean	7.05	1.98	6.75
Standard Deviation	9.22	8.66	8.01
Coefficient of Variation	1.31	1.24	1.19
Maximum	90.8	60.0	60.0

DENSITY

Scott Wilson RPA understands that systematic density measurements have not yet been made on drill core by Minera Florida staff.  The average value used in the estimation of Mineral Resources is 2.73 g/cc, which is the figure used in Scott Wilson RPA’s independent resource check.  While an average value may be appropriate for large volumes of resource material, it is unlikely that each mineralized structure will have this average density value.  In a previous Technical Report, Scott Wilson RPA noted that the average of 14 density determinations carried out at the Universidad de Chile is 2.91 g/cc, a difference of approximately 6.6%.  Scott Wilson RPA recommends that, as part of its ongoing operations, Minera Florida staff carry out systematic density measurements on representative mineralized intersections from each vein in order to represent the variability of the various mineralized zones in the resource estimation process.

CUT-OFF GRADE

Yamana has applied a 2.5 g/t Au cut-off grade to the resource estimations.  This grade is based on a gold price of $825, a silver price of $14.00, and a zinc price of $0.75 and approximates the current marginal cut-off grade at the operation.  Scott Wilson RPA has checked this value using these prices as well as long-term operating costs ($28.92/t mined and milled) and metal recoveries at 83.1% for gold, 67.7% for silver, and 76.5% for zinc.  The 2.5 g/t Au cut-off grade is considered reasonable to conservative, especially given that the current price of gold is much higher.  As well, Scott Wilson RPA estimates that a break-even cut-off grade of approximately 3.1 g/t Au is reasonable

17-12

assuming a gold price of approximately $961/oz, once increased production, improved recoveries, and economies of scale are fully realized.  However, within the context of the cut-off grade discussion, the operating costs used in the cut-off grade calculation by Yamana are much lower than the actual mining costs realized at the operation.  The use of lower operating costs offsets the lower metal prices used in the cutoff grade calculation.

INTERPOLATION PARAMETERS AND BLOCK MODELS

Block model grades were interpolated into blocks using kriging or ID2 method and appropriate parameters for each vein.  This calculation was done in three passes (four passes where channel samples are present) so as to populate the vein solids with resource blocks.  The number of composites used varied by vein solid but was generally within the range of a maximum of eight composites set for all passes. A minimum of six, four, and one (or two) composites were required for interpolation for each of the respective passes.  A maximum number of three composites was set for any one drill hole in the first two runs, with no maximum used on the third run or where channel samples were involved.  The parameters for the block model were as follows:

•                  Parent Block size: 15 m (E-W) x 15 m (N-S) x 15 m (vertical) for veins, stockwork areas and mineralized dikes.

•                  Vein Blocks: 3 m x 3 m x 5 m.

•                  Sub-blocks: 0.5 m x 0.5 m x 0.5 m.

•                  Average density: 2.73 g/cc.

•                  Search radii: no underground development:

•                  20 m x 35 m x 5 m for pass one.

•                  40 m x 60 m x 5 m for pass two.

•                  60 m x 90 m x 7.5 m for pass three.

•                  Alternate search radii: with underground channel sampling:

•                  10 m x 4 m x 5 m for pass one (to restrict channel samples - pass zero)

•                  20 m x 35 m x 5 m for pass one.

•                  40 m x 60 m x 5 m for pass two.

•                  60 m x 90 m x 7.5 m for pass three.

In Scott Wilson RPA’s opinion, the search parameters used for the grade interpolations are reasonable and consistent with common industry practice.

17-13

Scott Wilson RPA recommends expanded use of an unfolding or multiple domain technique so that grades are distributed through the solids that better match the geology and mineralization, since the veins/structures are not perfectly planer features.  As well, a study should be completed to determine if the vein mineralization can be placed in groups with common search characteristics rather than use one search strategy for all veins.

CLASSIFICATION OF THE MINERAL RESOURCES

The resource blocks are classified based on average distance of data points and on the order of kriging pass, as shown in Table 17-7.  The remainder of the resource blocks in passes one, two and three were assigned to the Inferred Resource category.

The resource categories of the blocks were displayed on longitudinal sections and were “smoothed” to avoid erratics, such as a few blocks assigned as Inferred category being within an area made up entirely of blocks assigned as Indicated category.

TABLE 17-7   MINERAL RESOURCE CLASSIFICATION PARAMETERS

Yamana Gold Inc. — Minera Florida Property

Resource Category	Kriging Pass No.	Average Distance (m)
Measured	0 (channel samples), 1	0 to 15
Indicated	1	15 to 30
Indicated	2	0 to 30
Inferred	1,2,3	>30

MINERAL RESOURCE SUMMARY

Table 17-8 contains the Mineral Resources for the Minera Florida operations as of December 31, 2009.

17-14

TABLE 17-8   MINERAL RESOURCES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

Classification	Tonnes	g/t Au	g/t Ag	% Zn
Measured	1,789,000	6.03	26.98	1.76
Indicated	2,907,000	6.59	48.89	1.81
Total Measured & Indicated	4,696,000	6.38	40.54	1.79

Inferred Mineral Resources	2,750,000	6.1	55.1	1.5

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               The cut-off grade is based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Measured and Indicated Mineral Resources include resources used to estimate Mineral Reserves.

9.               Inferred Mineral Resources are in addition to Mineral Reserves.

10.         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Scott Wilson RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.  Scott Wilson RPA is also not aware of any mining, metallurgical, infrastructure, or relevant factors that would materially affect the Mineral Resource estimate.

MINERAL RESOURCE VALIDATION

Validation of the block models by Yamana included:

•                  Comparison of statistics of block grades with the composites.

•                  On-screen displays of plans and sections showing composite and block grades.

•                  Drift analysis calculated over “slices” along the strike and dip of each vein.  For these analyses, the kriging or ID2 estimates were compared with the declustered composite grades from a nearest neighbour estimate.

Scott Wilson RPA understands that the results of the above validation were satisfactory.

Figure 17-2 shows the results of the drift analyses for gold comparing kriged block grades versus nearest neighbour grades.  The results show satisfactory correlation.

17-15

Scott Wilson RPA validated the block models for the Centenario, Milenium, Peumo, and Tribuna veins/structures (Figure 17-3).  Cross sectional plots were visually inspected to check the position of the grade shells and to compare the composite data on the drill holes to the block grades.  No significant errors were noted.

Estimates were independently completed on zones using verified grade shells and a different interpolation method.  The results were compared with the Yamana totals (Table 17-9).  It is Scott Wilson RPA’s opinion that the two estimates show acceptable agreement.

TABLE 17-9   COMPARISON OF MINERAL RESOURCE ESTIMATES

Yamana Gold Inc. — Minera Florida Property

	Measured Resources		Indicated Resources		Total
Location	Tonnes	g/t Au	Tonnes	g/t Au	Tonnes	g/t Au
Centenario
Minera Florida	3,500	4.06	78,200	6.19	81,700	6.13
Scott Wilson RPA	5,000	4.66	77,300	6.71	82,300	6.59
Milenium
Minera Florida	533,000	4.99	245,600	4.62	778,600	4.87
Scott Wilson RPA	398,800	5.45	305,600	4.92	704,400	5.22
Tribuna
Minera Florida	33,600	13.41	178,100	13.42	211,700	13.42
Scott Wilson RPA	20,400	13.22	175,000	13.96	195,400	13.88
Total
Minera Florida	570,100	5.48	501,900	7.99	1,072,000	6.65
Scott Wilson RPA	424,200	5.81	557,900	8.00	982,100	7.06

Notes:

1.           Totals may not add due to rounding.

2.           Mineral Resources are estimated at a 2.5 g/t Au cut-off grade.

17-16

Drift Analysis Gold - Centenario- Along Strike
Au ppm
0
2
4
6
8
10
12
14
316797
316837
316877
316917
316957
316997
317037
317077
317117
East
Au1
AuNN

Drift Analysis Gold - Peumo- Along Strike
Au ppm
0
1
2
3
4
5
6
7
8
9
10
316577
316637
316697
316757
316817
316877
316937
316997
317057
317117
East
AU1
AUNN

Drift Analysis Gold - Milenium - Along Strike
Au ppm
0
1
2
3
4
5
6
317050
317100
317150
317200
317250
317300
317350
317400
317450
North
AU1
AUNN

Drift Analysis Gold - Tribuna- Along Strike
Au ppm
0
2
4
6
8
10
12
14
16
18
20
316543
316593
316643
316693
316743
316793
316843
316893
316943
316993
East
AU1
AUNN

Figure 17-2

Yamana Gold Inc.

Minera Florida Limitada

Chile

Drift Analyses

March 2010

17-17

Figure 17-3
Yamana Gold Inc.
Minera Florida Limitada
Chile
Centenario, Milenium, Peumo and Tribuna Models - 3D View
316,400 E
316,600 E
316,800 E
317,000 E
317,200 E
317,400 E
6,237,400 N
6,237,200 N
6,237,000 N
6,236,800 N
Tribuna
Centenario
Milenium
Peumo
March 2010

17-18

MINERAL RESERVES

All Mineral Reserves are estimated using modern software programs.  Vulcan® is the general mine package (GMP) used in conjunction with Microsoft Excel® and AutoCAD®.  Table 17-10 summarizes the factors used in the calculation of the cut-off grade used for mine planning.

The procedure for determining the underground reserves at the Minera Florida operation is thorough and Scott Wilson RPA accepts the methodology applied by the Yamana staff.  This design procedure is outlined in Figure 17-4, with inputs supplied from data located in Tables 17-10 and 17-11.  In summary, the procedure for determining the reserve blocks for Proven and Probable Mineral Reserves is outlined below:

•                  The geological interpretation and resource estimation (Table 17-12) is supplied by the geology staff.

•                  A selective mining unit (SMU) is determined based on the mining method employed, geomechanical rock properties, dilution expected (Table 17-13), and the block values

•                  SMU solids are designed in Vulcan® and AutoCAD®.

•                  Additional economic criteria are applied, which include metal prices, operating costs, and recoveries.

•                  Blocks are analyzed for inclusion into the Life of Mine plan (LOMP).

•                  If the value of the mining block is positive, then a development cost analysis is applied to the block before final inclusion in the LOMP.

Construction of the mining outlines inevitably includes minor amounts of Inferred Resources in the totals.  This material is treated as dilution for mining and reserve purposes and is assigned a zero grade.  There is a total of 79,795 tonnes of Inferred Resources included as dilution in the 2009 LOMP.

17-19

TABLE 17-10   MINERAL RESERVE INPUT FACTORS

Yamana Gold Inc. — Minera Florida Property

Parameter	Units	Value
Gold Price	US$/oz	825.00
Silver Price	US$/oz	14.00
Zinc Price	US$/lb	0.75
Gold Recovery	%	83.10
Silver Recovery	%	67.70
Zinc Recovery	%	76.50
Production Costs
Mine	US$/t	10.42
Process	US$/t	18.50
G&A	US$/t	6.60
Total	US$/t	35.52
Mine Royalties		Grade Function, Varies
Selling Cost	US$/oz	4.00
Minimum UG Mining Width	m	1.0 - 3.0
Overbreak Width	m	0.6 - 2.0
Bench Height	m	8 - 20
Dilution, Cut & Fill	%	30
Dilution, Sublevel Stoping
Vein Width of 2 m	%	23
Vein Width of 5 m	%	17
Vein Width of 25 m	%	7
Mine Recovery	%	95

TABLE 17-11   MINERAL RESERVE STOPE DESIGN FACTORS

Yamana Gold Inc. — Minera Florida Property

		Underground Method
Design Parameter	Units	Sublevel Stoping	Modified Sublevel Stoping	Cut & Fill
Typical Ore Block Dimensions
Height	m	100.0	100.0	100.0
Length	m	70.0	70.0	75.0
Width	m	3.0	2.0	1.0
Distance Between Sublevels	m	15 - 20	10	3.5
Typical Block Reserve	t	80,000	40,000	20,000
Typical Development Length	m	1,100	2,100	3,100
Drilling Burden	m	1.8	1.2	1.0
Drill Hole Spacing	m	1.8	1.2	1.0
Tonnes Per Hole	tonnes/m	4.0	4.0	0.9

17-20

TABLE 17-12   MINERAL RESOURCES USED TO ESTIMATE MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	26,700	4.34	6.00	0.85
Berta East	45,200	5.60	85.63	1.55
Berta West	31,300	9.15	11.66	1.58
Cantillana	10,400	5.10	29.66	1.27
Centenario	27,400	7.13	14.51	1.06
Central Inferior	6,700	6.20	4.64	1.74
Central Superior	7,500	8.54	14.98	0.19
Fernanda	18,100	8.03	197.62	1.34
Hallazgo II Fault	26,300	11.23	101.91	2.38
Hallazgo II Vein	139,300	9.74	95.51	2.30
HMT Zone I	105,800	3.81	4.87	0.96
HMT Zone Intermediate	—	—	—	—
HMT Zone II	66,000	4.89	4.05	1.38
Lissette	19,100	8.29	12.98	0.59
Lo Prat Norte	178,900	4.75	5.88	0.94
Lo Prat Sur	—	—	—	—
Lorena	—	—	—	—
Maqui I	132,900	4.94	178.00	1.07
Maqui II	207,500	5.15	12.48	4.65
Marisol	107,800	8.49	37.80	1.45
Marylin	46,500	8.87	156.75	1.97
Milenium	431,600	4.94	7.29	2.72
Peque	3,300	6.06	8.13	4.53
Peumo	360,500	8.32	77.54	1.05
Polvorin	23,000	9.05	16.02	1.16
PVO Central	72,600	8.23	246.96	2.98
PVO Sur	9,900	8.50	15.18	0.88
Rafael	66,100	6.35	27.65	1.48
Rafael II	91,100	6.52	81.97	1.47
Rubi	29,800	7.34	17.91	1.66
Sorpresa	67,100	13.00	14.24	2.02
Tea	10,700	9.57	38.82	2.56
Tribuna	198,500	13.56	70.05	3.61
Total	2,567,000	7.22	54.20	2.07

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Resources.

3.               Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.

4.               The cut-off grade is based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               No minimum mining width was used.

6.               High assay composite values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

8.               Measured and Indicated Mineral Resources were used to estimate Mineral Reserves.

17-21

TABLE 17-13   DILUTION USED TO ESTIMATE MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	9,100	1.04	3.02	0.33
Berta East	11,900	0.85	3.13	0.27
Berta West	17,000	0.40	3.15	0.12
Cantillana	3,900	0.26	2.86	0.08
Centenario	11,400	0.05	0.24	0.01
Central Inferior	2,100	0.38	1.23	0.16
Central Superior	10,400	0.34	1.93	0.03
Fernanda	8,300	0.01	0.06	0.00
Hallazgo II Fault	20,600	0.01	0.15	0.00
Hallazgo II Vein	73,600	0.06	0.43	0.01
HMT Zone I	44,200	1.99	3.22	0.61
HMT Zone Intermediate	0	0.00	0.00	0.00
HMT Zone II	23,500	1.73	2.60	0.71
Lissette	7,600	0.29	2.20	0.09
Lo Prat Norte	84,100	1.53	2.99	0.48
Lo Prat Sur	96,000	1.22	3.97	0.40
Lorena	0	0.00	0.00	0.00
Maqui I	87,600	0.33	2.96	0.12
Maqui II	84,600	0.43	1.76	0.22
Marisol	63,200	0.45	2.92	0.16
Marylin	23,700	0.37	3.11	0.14
Milenium	148,400	1.33	4.61	1.05
Peque	1,300	0.28	2.02	0.16
Peumo	164,000	0.02	0.19	0.01
Polvorin	7,900	0.00	0.00	0.00
PVO Central	56,400	0.52	5.71	0.20
PVO Sur	5,500	0.42	1.52	0.12
Rafael	26,700	0.41	3.27	0.12
Rafael II	29,800	1.23	3.37	0.41
Rubi	15,600	0.28	1.58	0.08
Sorpresa	39,800	0.29	2.49	0.13
Tea	4,800	0.00	0.00	0.00
Tribuna	80,700	0.29	2.20	0.13
Total	1,264,000	0.66	2.57	0.30

Notes:

1.   Totals may not add due to rounding.

17-22

Geometrical Constraints
• Bench Height
• Mining width
• Dilution width
Vulcan Exports
SMU Name
Tonnes
Metal grades
Categ
Economic Criteria
• Prices
• Costs
• Recoveries
Geological Solid
SMU Design
SMU Solids
SMU Data
LOMP Calculation
Development Analysis
Final LOMP Schedule
Block Model
Metal grades
Category
Calculate :
US$ Block Profit
Block Model
Metal Grades
Category

Figure 17-4

Yamana Gold Inc.

Minera Florida Limitada
Chile

Reserve Process

March 2010

Source: Minera Florida, 2008.

17-23

The Mineral Resources not used in the reserve estimation process are compiled and reported by Yamana as Mineral Resources in addition to Mineral Reserves (Table 17-14).

Scott Wilson RPA notes that isolated and potentially unmineable material rejected by the mine planning process is included as Mineral Resources.  While some of this material may be mined at a future date, much of it will not bear the cost of mine development and likely will not be mined.  Scott Wilson RPA recommends that this material not be listed as a Mineral Resource as it may not meet the economic criteria.

The 2009 Minera Florida Mineral Reserves reported by Yamana total some 3.65 million tonnes of Proven and Probable Mineral Reserves at an average grade of 5.27 g/t Au, 38.88 g/t Ag, and 1.52% Zn.  The Proven and Probable Mineral Reserves are estimated to contain 619,000 ounces of gold, 4.6 million ounces of silver, and 122 million pounds of zinc.

Scott Wilson RPA notes that the reserves listed in Tables 17-15, 17-16, and 17-17 are in accordance with the CIM definitions and are NI 43-101 compliant.

17-24

TABLE 17-14   MINERAL RESOURCES (IN ADDITION TO MINERAL RESERVES)

Yamana Gold Inc. — Minera Florida Property

	Measured Resources				Indicated Resources				Inferred Resources
Vein	Tonnes	Au (g/t)	Ag (g/t)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Zn (%)	Tonnes	Au (g/t)	Ag (g/t)	Zn (%)
Berta Central	2,500	3.33	4.60	0.79	29,600	2.97	7.76	0.79	28,000	3.1	8.5	0.7
Berta East	4,500	8.04	11.65	1.63	4,400	6.21	9.61	1.48	11,000	4.5	5.7	1.0
Berta West	57,900	4.33	11.29	2.04	41,000	4.01	19.06	2.27	33,000	3.9	49.1	1.6
Cantillana	—	—	—	—	1,500	6.31	30.26	0.97	92,000	5.2	41.0	0.6
Centenario	3,500	4.05	11.49	0.72	50,800	5.68	16.48	1.03	68,000	6.3	17.3	1.1
Central Inferior	2,000	5.20	5.26	2.08	4,700	5.24	6.01	2.31	20,000	5.2	6.6	2.9
Central Superior	6,100	7.16	11.65	0.23	7,100	5.97	10.78	0.39	8,000	7.2	9.4	0.5
Fernanda	2,500	7.24	62.60	1.30	4,300	6.22	158.12	0.89	10,000	4.9	97.0	0.4
Hallazgo II Fault	5,700	10.50	90.46	2.55	10,900	7.50	55.43	1.63	123,000	6.7	50.4	1.3
Hallazgo II Vein	23,700	7.75	79.17	1.81	20,800	6.77	59.70	1.92	127,000	8.2	97.6	1.8
HMT I	57,000	3.79	4.05	0.89	83,300	3.91	4.81	0.90	70,000	4.0	5.5	0.7
HMT Intermediate	38,200	3.33	3.18	0.46	50,700	2.91	3.39	0.54	4,000	2.5	3.5	0.8
HMT II	3,100	5.10	4.49	1.70	3,000	4.45	3.87	1.11	1,000	4.4	4.3	1.3
Lissette	1,600	9.73	12.69	0.79	21,800	4.04	13.43	0.26	36,000	4.2	13.4	0.3
Lo Prat Norte	27,500	3.88	6.14	0.94	122,700	4.19	7.03	1.11	51,000	3.2	9.2	0.7
Lo Prat Sur	167,400	4.60	9.72	0.96	134,900	4.36	7.54	1.08	41,000	4.2	7.9	0.7
Lorena	—	—	—	—	1,000	12.93	44.97	0.70	28,000	7.6	34.0	0.6
Maqui I	3,300	3.66	117.92	1.35	55,900	4.95	102.50	0.84	118,000	4.2	95.4	0.8
Maqui II	—	—	—	—	64,400	3.25	12.56	5.16	198,000	4.3	12.3	3.5
Marisol	21,700	7.54	14.91	2.17	60,800	7.36	21.99	1.59	92,000	7.2	43.4	1.4
Marylin	12,500	7.58	53.86	1.98	31,100	8.00	55.34	1.77	58,000	8.8	216.9	1.9
Milenium	226,400	4.85	9.90	1.63	120,600	4.69	11.21	1.84	63,000	4.0	8.0	2.9
Peque	300	6.51	9.03	5.04	3,700	3.54	11.81	4.75	3,500	3.1	16.7	5.8
Peumo	138,900	7.56	25.57	1.28	110,300	4.99	45.78	1.01	120,000	6.8	15.7	1.5
Polvorin	1,000	5.83	18.87	2.78	8,400	5.51	11.24	1.14	117,000	6.8	15.7	1.5
PVO Central	43,500	6.87	25.70	2.06	60,800	9.05	44.27	2.21	108,000	4.9	197.2	1.5
PVO Sur	600	7.31	9.13	0.62	134,900	4.36	7.54	1.08	189,000	6.3	8.6	2.4
Rafael	2,700	2.92	37.51	1.10	25,100	4.46	32.51	0.86	366,000	5.8	32.1	1.1
Rafael II	13,700	7.63	126.89	1.44	40,300	11.88	153.27	1.71	86,000	7.2	161.9	1.6
Rubi	700	4.28	11.82	1.71	14,800	4.18	12.90	0.82	53,000	6.2	16.3	0.8
Sorpresa	6,500	8.80	15.01	2.11	10,100	11.76	14.52	1.87	58,000	10.4	12.5	1.6
Tea	4,000	10.22	45.60	2.43	25,200	5.20	43.17	1.73	40,000	6.6	38.8	1.8
Tribuna	2,800	6.12	23.12	0.21	10,400	12.67	46.19	1.52	137,000	11.3	43.8	2.4
Total	882,000	5.48	18.10	1.39	1,247,000	5.28	28.24	1.50	2,750,000	6.1	55.1	1.5

1.               Totals may not add due to rounding.

2.               Mineral Resources are estimated at a 2.5 g/t Au cut-off grade.

17-25

TABLE 17-15   PROVEN MINERAL RESERVE ESTIMATE (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

		Grade
Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	17,000	2.98	4.42	0.62
Berta East	24,900	6.49	9.39	1.08
Berta West	27,100	4.36	49.80	1.25
Cantillana	2,800	0.30	2.85	0.06
Centenario	—	—	—	—
Central Inferior	4,600	3.79	3.32	1.24
Central Superior	16,800	3.72	7.38	0.10
Fernanda	7,600	7.03	56.47	1.16
HaIIazgo Fault	22,600	7.30	67.27	1.56
HaIIazgo Vein	91,800	6.51	56.34	1.50
HMT Intermediate	—	—	—	—
HMT-Z1	89,500	3.51	4.41	0.87
HMT-Z2	66,200	4.02	3.74	1.22
Lissette	12,700	5.96	8.53	0.40
Lo Prat Norte	73,100	3.04	4.65	0.60
Lo Prat Sur	—	—	—	—
Lorena	—	—	—	—
Maqui Clavo I	79,200	1.27	42.58	0.35
Maqui Clavo II	70,900	1.55	4.47	1.35
Marilyn	18,900	3.71	7.93	1.00
Marisol	87,100	5.05	52.87	1.45
Milenium	371,600	4.36	6.48	2.34
Peque	2,600	3.45	5.34	2.75
Peumo	120,800	5.79	19.99	0.80
Polvorin	2,500	5.14	13.86	1.73
PVO Central	74,200	4.75	100.00	1.84
PVO Sur	1,800	5.73	5.82	0.24
Rafael	11,300	2.55	4.43	0.90
Rafael II	63,600	5.06	39.62	1.09
Rubi	14,900	2.05	5.69	0.69
Sorpresa	37,200	3.44	7.17	0.74
Tea	3,400	8.40	33.50	2.05
Tribuna	87,200	5.16	38.82	1.60
Total Proven	1,504,000	4.27	22.69	1.39

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at a cut-off grade of 3.1 g/t Au equivalent.

4.               Mineral Reserves are estimated using a long-term price of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               Minimum mining widths of 2.0 m for narrow veins and 3.5 m for wider veins were used.

6.               High assay values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

17-26

TABLE 17-16   PROBABLE MINERAL RESERVE ESTIMATE (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

Vein	Tonnes	g/t Au	g/t Ag	% Zn
Berta Central	16,500	4.15	6.08	0.81
Berta East	18,000	7.44	9.24	1.42
Berta West	35,600	4.03	72.61	1.12
Cantillana	11,400	4.65	27.23	1.17
Centenario	39,100	5.03	10.28	0.75
Central Inferior	4,300	5.87	4.36	1.49
Central Superior	1,000	4.47	7.33	0.08
Fernanda	18,700	4.89	167.53	0.82
HaIIazgo Fault	24,300	5.36	47.68	1.13
HaIIazgo Vein	121,000	6.31	67.47	1.52
HMT Intermediate	—	—	—	—
HMT-Z1	37,900	3.11	4.52	0.84
HMT-Z2	15,300	5.04	3.62	1.24
Lissette	16,100	6.53	11.33	0.47
Lo Prat Norte	164,400	4.20	5.31	0.89
Lo Prat Sur	—	—	—	—
Lorena	—	—	—	—
Maqui Clavo I	143,600	4.18	142.30	0.88
Maqui Clavo II	219,800	4.56	11.05	4.02
Marilyn	51,300	6.35	124.17	1.31
Marisol	105,000	7.92	38.99	1.22
Milenium	162,700	3.72	7.13	2.27
Peque	2,000	5.67	7.74	3.99
Peumo	402,900	5.71	63.40	0.70
Polvorin	28,300	6.89	11.78	0.79
PVO Central	54,800	5.01	197.56	1.66
PVO Sur	13,500	5.61	10.92	0.66
Rafael	80,100	4.98	22.76	1.13
Rafael II	56,300	5.44	89.57	1.35
Rubi	30,400	6.32	15.53	1.33
Sorpresa	69,700	10.84	11.30	1.63
Tea	12,100	6.13	25.03	1.69
Tribuna	191,500	11.82	56.14	3.06
Total Probable	2,148,000	5.97	50.22	1.62

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at a cut-off grade of 3.1 g/t Au equivalent.

4.               Mineral Reserves are estimated using a long-term price of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               Minimum mining widths of 2.0 m for narrow veins and 3.5 m for wider veins were used.

6.               High assay values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

17-27

TABLE 17-17   MINERAL RESERVES (DECEMBER 31, 2009)

Yamana Gold Inc. — Minera Florida Property

Classification	Tonnes	g/t Au	g/t Ag	% Zn
Proven	1,504,000	4.27	22.69	1.39
Probable	2,148,000	5.97	50.22	1.62
Total Mineral Reserves	3,652,000	5.27	38.88	1.52

Notes:

1.               Totals may not add due to rounding.

2.               CIM definitions were followed for Mineral Reserves.

3.               Mineral Reserves are estimated at a cut-off grade of 3.1 g/t Au equivalent.

4.               Mineral Reserves are estimated using a long-term price of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.

5.               Minimum mining widths of 2.0 m for narrow veins and 3.5 m for wider veins were used.

6.               High assay values were cut using separate top cut values for each vein.

7.               Bulk density of 2.73 g/cc was used.

MINERAL RESERVE RECONCILIATION

A reserve reconciliation program is being developed at Minera Florida.  Current practice compares the long-term model (based on reserves) to the short-term model and the mine production to the mill.  It is recommended that annual reconciliation should be completed between resources and reserves, reserves and mine production, and mine production and mill head tonnes and grade.

17-28

18 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

18-1

19 ADDITIONAL REQUIREMENTS

MINING OPERATIONS

HISTORICAL INFORMATION

The Pedro Valencia Mine currently operates at the rate of approximately 2,200 tpd (830,000 tonnes per year). The underground mining method is sublevel open stoping.  Access to the underground workings is via a number of adits, ramps, crosscuts, and drifts.  Trackless mining equipment is used exclusively underground.

The ground is very competent, requiring little ground support in waste development, and minor rock bolting and meshing in ore development headings.

The mine operates two shifts per day, eight hours per shift, seven days per week.  Ore is hauled downhill 8.2 km to the processing plant in 20- and 30-tonne haul trucks.  To the end of 2009, some 121,600 m of underground development including drifts, crosscuts, raises, and three access tunnels have been completed.  Total production for the Pedro Valencia Mine from 1987 to the end of November 2009 is approximately 7.6 million tonnes grading 5.6 g/t Au, 50 g/t Ag, and 1.05% Zn.  Recent production history for the mine is presented in Table 19-1.

TABLE 19-1   HISTORICAL MINE PRODUCTION — 2002 TO NOVEMBER 2009

Yamana Gold Inc. -Minera Florida Property

Category	Units	2002	2003	2004	2005	2006	2007	2008	2009(*)
Production	(000 tpa)	350	365	415	420	424	424	472	664
Gold grade	(g/t)	7.10	8.00	6.50	7.00	6.50	5.60	4.55	4.32
Silver grade	(g/t)	36.0	40.0	37.0	118.0	27.0	41.0	34.1	39.0
Zinc grade	(%)	1.66	1.73	1.80	1.65	1.54	1.20	1.04	1.04

* to end of November 2009

MINE PRODUCTION

A summary of mine production by vein from January 2006 to November 30, 2009, is presented in Table 19-2.  The mine operation has proven that the Minera Florida production can be increased to achieve the plant operating target of 2,400 tpd.

19-1

TABLE 19-2   2006 AND 2007 MINE PRODUCTION

Yamana Gold Inc. - Minera Florida Property

			Mined Grades
Year	Vein	Tonnes (000s)	Gold g/t	Silver g/t	Zinc %	Lead %
as of Nov 2009	Peumo	179.10	4.54	17.8	0.83	0.24
	Milenium	138.37	3.47	14.0	1.08	0.39
	Hallazgo II	133.94	5.38	70.8	1.28	0.27
	PVO Oriental	79.30	2.75	96.7	0.77	0.21
	Marisol	28.95	4.54	10.9	1.19	0.28
	Sorpresa	26.16	4.39	14.6	0.92	0.11
	Berta	19.33	5.15	18.1	1.67	0.05
	Tea	15.66	6.66	40.5	1.44	0.17
	PVO Central	15.52	2.35	52.9	0.89	0.04
	Rafael Ii	12.93	4.39	54.5	1.10	0.07
	Tribuna	9.64	6.93	42.4	1.29	0.13
	Lissette	4.95	4.56	7.3	0.60	0.09
	Marilyn	0.38	4.50	24.0	2.42	0.34
	Total 2009	664.24	4.32	39.0	1.04	0.25

2008	Milenium	183.23	3.72	23.0	1.05	0.37
	Peumo	84.55	4.43	25.2	0.98	0.24
	PVO Central	74.59	5.45	40.3	0.99	0.28
	Hallazgo II	73.09	5.32	57.1	1.16	0.36
	Berta	26.88	4.53	43.6	1.07	0.21
	Rafael II	19.97	6.04	63.6	1.02	0.31
	Lissette	8.56	5.82	11.8	0.51	0.16
	Marilyn	0.69	4.50	24.0	2.42	0.34
	Marisol	0.28	2.70	12.6	0.94	0.30
	Total 2008	471.84	4.55	34.1	1.04	0.31

2007	Berta	162.40	5.70	25.0	1.21	0.47
	Milenium	159.30	5.60	24.0	1.17	0.36
	PVO Central	38.00	6.00	78.0	1.29	0.38
	Lo Prat Norte	22.40	4.50	12.0	1.05	0.39
	Hallazgo	17.40	4.62	120.0	1.17	0.21
	Marilyn	10.80	5.70	180.0	1.25	0.07
	Rafael II	8.90	7.30	216.0	1.56	0.23
	Peumo	4.80	4.41	43.0	1.25	0.22
	Total 2007	424.00	5.60	41.0	1.2	0.38

2006	Milenium	245.60	6.00	24.0	1.51	0.56
	PVO Central	63.80	7.30	34.0	1.44	0.39
	Lo Prat Norte	51.80	9.00	17.0	2.19	0.95
	Berta	34.30	5.40	29.0	1.17	0.50
	Marilyn	15.30	5.20	62.0	1.28	0.35
	Rafael II	12.90	5.70	32.0	1.24	0.46
	Total 2006	423.70	6.50	27.0	1.54	0.56

19-2

	Mined	Mined Grades
Years	Tonnes (000s)	Gold g/t	Silver g/t	Zinc %	Lead %
Total 2006	423.70	6.50	27.0	1.54	0.56
Total 2007	424.00	5.60	41.0	1.20	0.38
Total 2008	471.84	4.55	34.1	1.04	0.31
TOTAL 2009 November	664.24	4.32	39.0	1.04	0.25

A reconciliation of mine production to the metallurgical plant for January to October 2009 is presented in Table 19-3.  Currently, the plant is receiving 2.6% fewer ounces of gold than is predicted by the mine, which is within the estimation error.  A Six Sigma program to study reserve reconciliation was initiated in 2007 and Scott Wilson RPA agrees that this exercise is worthwhile.

TABLE 19-3   MINE TO PLANT RECONCILIATION: JAN-OCT 2009

Yamana Gold Inc. - Minera Florida Property

	MINE			PLANT			PLANT LESS MINE
2009		Grade			Grade		Reconciliation (%)
Month	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	Grade	Ounces
Jan	51,510	4.10	6,791	53,797	4.02	6,953	4.3%	-2.0%	2.3%
Feb	56,333	4.15	7,522	51,145	4.17	6,859	-10.1%	0.4%	-9.7%
Mar	66,493	3.99	8,525	54,662	4.14	7,278	-21.6%	3.7%	-17.1%
Apr	54,962	4.25	7,510	60,735	3.94	7,694	9.5%	-7.9%	2.4%
May	59,347	4.22	8,052	65,768	4.04	8,543	9.8%	-4.5%	5.7%
Jun	64,551	4.43	9,194	61,611	4.19	8,300	-4.8%	-5.7%	-10.8%
Jul	64,019	4.16	8,560	62,377	4.01	8,042	-2.6%	-3.7%	-6.4%
Aug	56,528	4.90	8,905	65,046	4.71	9,850	13.1%	-4.0%	9.6%
Sep	60,009	4.81	9,280	61,248	4.55	8,960	2.0%	-5.7%	-3.6%
Oct	66,540	3.92	8,386	68,470	3.71	8,167	2.8%	-5.7%	-2.7%

Total	600,293	4.29	82,726	604,860	4.15	80,645	0.8%	-3.4%	-2.6%

MINE EXPANSION PLANS

The 2008 planned mine expansion has essentially been achieved without utilizing the El Hornito adit for hauling the ore from the mine.  The bypass route around the town of El Asiento was complete and is being utilized to haul ore to the processing plant.  It was determined that the safety (ground conditions in the tunnel) and cost to construct the El

19-3

Hornito adit was prohibitive.  Minera Florida opted to increase the current truck fleet to meet the production targets.

In order to meet the production goal of 2,400 tpd, the mine has been required to add additional trucks to haul the ore to the ore transfer location.  The current trucking fleet averages 11 25-tonne trucks.  Trucking cycle times still average approximately 120 minutes to the process plant.  Safety of the mine haul roads has been recognized as a major concern because of the increased truck traffic.  Safe operating procedures have been implemented to accommodate the increased traffic on the steep haul roads.

MINING METHOD

The primary mining method is sublevel open stoping.  The underground workings were developed by adits, driven from surface at the 620, 740, 840, 940, 990, and 1100 levels, with each level indicating the elevation above mean sea level in metres.  Internal ramp systems provide access to the Milenium, Maqui, and Agua Fría vein systems.  Single, sublevel drill drifts are driven in narrow veins, and mining has been advanced from the top down, with sill pillars left at regular intervals.  This trackless underground mining operation utilizes articulated haul trucks, electric hydraulic development and production jumbos, LHDs, and a number of ground support and service vehicles.  Ore is hauled using 25-tonne trucks from the mine to a transfer point and from the transfer point to the process plant in 50-tonne haul trucks.  Waste is transported by 25-tonne trucks.

Ventilation raises and other mine openings provide the necessary underground ventilation, as well as emergency escape routes.  Minera Florida has established a program to develop its ventilation system through the construction of ventilation raises and other system components to meet the removal of increased contaminants.

Stopes are developed by driving sublevels, in ore, at 20 m vertical intervals from access drifts and crosscuts driven from the footwall.  Crosscuts are driven on approximately 30 m centres to the ore.  Undercuts are driven at the bottom of the stope blocks at the draw point levels.  A slot is developed at the end of each stope connecting each sublevel.  Production stoping begins with ore blasted in vertical slices using the slot as the free face. The minimum planned stope width for most veins is 2.5 m, while for the Milenium vein, it is 3.5 m.  As the mine deepens, new stopes are developed below previously

19-4

mined blocks.  Sill pillars are required to allow access to lower stope blocks.  Depending on the ore thickness, remnant pillars may be left for support.

PRODUCTION SCHEDULE

The production schedule for Minera Florida to the year 2014 is presented in Table 19-4.  The LOMP uses the production schedule total production and average grades, which are based on the Mineral Reserves, as of December 31, 2009.  Mining in 2012 will be more active, because the mine will double the number of veins.

TABLE 19-4   YEARLY PRODUCTION SCHEDULE BY VEIN

Yamana Gold Inc.- Minera Florida Property

	Tonnes of Ore
Vein Name	2010	2011	2012	2013	Total
Peumo Sublevel Stope (SLS)	114,178	321,895	67,086		503,159
Milenium	328,959	140,012			468,971
Marisol SLS	90,725	137,532	39,602		267,858
Maquis CL I SLS			165,610	120,847	286,457
Maquis CL II SLS	125,046	89,247			214,293
Hallazgo II SLS	87,061				87,061
LO Prat Norte				184,824	184,824
Tribuna Cut and Fill (C&F)				138,276	138,276
PVO-Central				137,263	137,263
Peumo C&F				112,772	112,772
Rafael		86,984	35,421		122,405
Marilyn		13,220		104,033	117,252
Sorpresa SLS			82,533		82,533
Berta Oeste
HMT-Z1			85,426		85,426
Rafael II SLS			77,900		77,900
Tribuna SLS	69,512				69,512
Hmt-Z2			62,991		62,991
Maquis Clavo II C&F			55,604		55,604
Berta Este			47,639		47,639
Lissette			21,927	10,620	32,548
Falla Hallazgo		27,169			27,169
Tea	6,748				6,748
Hallazgo II C&F		21,228			21,228
Rafael II C&F			21,082		21,082
PVO Sur			20,608		20,608
Fernanda SLS	19,722				19,722
Berta Central			19,385		19,385
Rubi				18,463	18,463
Marisol C&F			11,863	797	12,660
Fernanda C&F			11,753		11,753
Sorpresa C&F			7,362		7,362

19-5

	Tonnes of Ore
Vein Name	2010	2011	2012	2013	Total
Total Mine
Tonnes	841,951	837,287	833,795	827,893	3,340,926
Au	5.71	5.72	5.39	5.70	5.63
Ag	25.81	41.93	50.66	56.54	43.67
Zn	1.94	1.52	1.18	1.27	1.48
Au oz	154,473	153,904	144,418	151,608	604,403
Ag oz	698,667	1,128,816	1,358,013	1,504,935	4,690,431
Zn tons	16,351	12,705	9,830	10,520	49,407
Number of Active Veins	8	8	17	9	11
Planned Production, tpd	2,406	2,392	2,382	2,365	2,386

Note. Totals may not add due to rounding.

INFRASTRUCTURE

The existing underground infrastructure includes multiple adit accesses to the ore zones, internal ramps, lateral development, ventilation raises, electrical power distribution, dewatering, and a communication system in all of the mining areas.  The mine can be considered mature and all necessary infrastructure is built and operational.  However, as with any mature mining operation, there is a continual program to evaluate and implement sustaining capital improvements.  For example, mine dewatering system(s) will either be upgraded or expanded as the mining branches out into new areas or extends downward.  The mine is also constructing ventilation raises as required.

UNDERGROUND MINE EQUIPMENT

A list of the underground mobile equipment at Minera Florida is presented in Table 19-5.

TABLE 19-5   CURRENT LISTING OF MINE EQUIPMENT

Yamana Gold Inc. - Minera Florida Property

Items	Type	Make	Model	N° Int	Size	Year
1	Production Jumbos	ATLAS COPCO	BOOMER H-104			1998
2		ATLAS COPCO	SIMBA H-1254			1999
3		ATLAS COPCO	SIMBA H-157	1		1999
4		ATLAS COPCO	SIMBA H-1254			2004
5		ATLAS COPCO	SIMBA H-1257			2008
6		ATLAS COPCO	SIMBA H-157	2		2009
7		ATLAS COPCO	SIMBA H-157	3		2009
8		SANDVIK	DL 210			2009

19-6

Items	Type	Make	Model	N° Int	Size	Year
9	Development Jumbos	ATLAS COPCO	BOOMER H-281	1		1999
10		ATLAS COPCO	BOOMER H-281	2		2000
11		ATLAS COPCO	BOOMER H-281	3		2007
12		ATLAS COPCO	BOOMER H-282	5		2007
13		ATLAS COPCO	RB S1D	4		2008
14		ATLAS COPCO	RB S1D	6		2009
15	LHDs (scooptrams)	WAGNER	ST-2D	10	2.5 yd3	1994
16		WAGNER	ST-3.5C	7	3.5 yd3	1999
17		WAGNER	ST-3.5C	8	3.5 yd3	2000
18		WAGNER	ST-710	11	4.5 yd3	2004
19		WAGNER	ST-710	12	4.5 yd3	2006
20		WAGNER	ST-710	13	4.5 yd3	2007
21		WAGNER	ST-710	14	4.5 yd3	2007
22		WAGNER	ST-710	15	4.5 yd3	2007
23		WAGNER	ST-1030	16		2007
24		WAGNER	ST-710	17	4.5 yd3	2008
25		WAGNER	ST-710	18	4.5 yd3	2008
26		WAGNER	ST-2G	19	2.5 yd3	2009
27		WAGNER	ST-2G	20	2.5 yd3	2009
28		SANDVIK	LH 201	21	0.54 m3	2009
29		SANDVIK	LH 201	22	0.54 m3	2009
30	Utility Vehicle	BELL	Acuñador	1		2004
31		BELL	Acuñador	2		2008
32		MANITOU	MT 732	1		2008
33		MANITOU	MT 732	2		2008
34		MANITOU	MT 732	3		2009
35		MANITOU	MT 732	4		2009
36	Utility Vehicle	NITRO NOBEL	ROMEC			2002
37		NITRO NOBEL	GIAMEC			2008
38	Drill Wagon - DTH	DRILLCO	MINIDRILL			1994
39	Fan	ALPHAIR	8400 VAX3150		400 hp	2004
40	Compressor	ATLAS COPCO	GA-132			2004
41		ATLAS COPCO	GA-1207			1990
42	Wheel Loaders	VOLVO	L-120E	1	3.5 yd3	2006
43		VOLVO	L-120E	2	3.5 yd3	2006
44		VOLVO	L-120E	3	3.5 yd3	2007
45	Articulated Trucks	VOLVO	A-25E	1	19.6 yd3	2008
46		VOLVO	A-25E	2	19.6 yd3	2008
47	Motor grader	VOLVO	G 940			2008
48	Trucks	VOLVO	FM 440	1		2009
49		VOLVO	FM 440	2		2009
50		VOLVO	FM 440	3		2009
51	Trucks (4 units)	VOLKSWAGEN	26.31		20-ton	2002
52	Trucks (6 units)	VOLKSWAGEN	31.31		30-ton	2005

19-7

MARKETS

The principal commodities at the Minera Florida are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  Scott Wilson RPA used average prices of US$961 per ounce gold, US$14.78 per ounce silver, and US$0.87 per pound zinc for the Base Case.  These prices are based on an average of the current bank forecasts for these commodities.

CONTRACTS

Scott Wilson RPA understands that Minera Florida sells the gold doré bars to Johnson Matthey and the zinc concentrate is sold to world markets, but Scott Wilson RPA has not reviewed any contracts.

ENVIRONMENTAL CONSIDERATIONS

A large amount of data is available regarding the environmental status on the Alhué Project.  The Minera Florida has been involved in four major environmental projects in the past three years.  These major environmental projects included:

•                  Expansion of the current tailings, including the installation of a polyethylene liner at the bottom of the pond.

•                  Road construction and paving the road, which bypasses the town of El Asiento.

•                  Vegetation of an area adjacent to and south of El Asiento with palm trees.

The review of the environmental permits indicates that they are in place and are in good standing, and that operations do not present unusual or significant impacts on the environment.  The operation continues to have a positive socio-economic impact on the working population and on the Alhué Village.

19-8

TAXES

Scott Wilson RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Minera Florida.

CAPITAL AND OPERATING COST ESTIMATES

Total capital and operating costs are forecast to be $109.51/tonne milled, for the life of the operation.

CAPITAL COSTS

The total capital expenditures estimated by Yamana for the period 2009 to 2013 are $110.3 million.  These costs include mine and plant expansion, exploration and mine development, sustaining capital, and reclamation costs.  Capital costs are forecast to average $30.43/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Table 19-6 summarizes the capital cost estimate.

TABLE 19-6   SUMMARY OF ESTIMATED CAPITAL COSTS

Yamana Gold Inc. — Minera Florida Property

Capital Cost Category	Costs (US$ M)
Mine Expansion Capital	5.5
Plant Expansion Capital	2.0
Sustaining / Reclamation	19.2
Exploration Capital	15.2
Capitalized Development	68.4
Total	110.3

OPERATING COSTS

Operating costs are forecast to climb from $63.4 million to approximately US$67.8 million per year at the expanded production rate.  Operating costs are forecast to average $79.08/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

19-9

The operating cost summary is provided in Table 19-7.

TABLE 19-7   SUMMARY OF ESTIMATED OPERATING COSTS

Yamana Gold Inc. — Minera Florida Property

Operating Cost Category	Costs (US$)
Mining Cost, US$/t ore	46.35
Process Plant Cost, US$/t ore	25.76
General and Administrative, US$/t ore	6.75
Total	79.08

ECONOMIC ANALYSIS

Scott Wilson RPA carried out an independent economic analysis and prepared pre-tax cash flow forecasts on an annual basis using Proven and Probable Mineral Reserves. The pre-tax cash flow summary is shown in Table 19-8.  A summary of the key criteria is provided below.

ECONOMIC CRITERIA

REVENUE

•                  Production rate: 2,300 tonnes per day mining from underground.

•                  Mill recovery, averaging 83.0% for gold, 67.7% for silver, and 77.0% for zinc.

•                  Gold at refinery 99.8% payable and silver at 99.0% payable.

•                  Metal prices used in cash flow: average US$961 per ounce gold, US$14.78 per ounce silver, and US$0.87 per pound zinc.  Metal prices were varied by year and are shown in Table 19-8.

•                  NSR includes doré refining, transport, and insurance costs.

•                  Revenue is recognized at the time of production.

COSTS

•                  Mine life: 4.5 years.

•                  Mine life capital totals $110.3 million.

•                  Average operating cost over the mine life is $79.08 per tonne milled.

19-10

TABLE 19-8   PRE-TAX CASH FLOW SUMMARY

Yamana Gold Inc.- Minera Florida Property

YEAR		YR 1	YR 2	YR 3	YR 4	YR 5	YR 6	YR 7	TOTAL
		2010	2011	2012	2013	2014	2015	2016	
Production	tpd	2,274	2,274	2,274	2,274				
Ore	'000 t	830.00	830.00	830.00	830.00	305.17			**3,625**
Gold Grade	g/t	4.79	4.73	4.57	5.27	9.92			**5.27**
Silver Grade	g/t	28.12	36.16	35.69	38.88	84.24			**38.88**
Silver - AuEq Grade	g/t	0.36	0.47	0.43	0.49	0.9840			**0.48**
Zinc Grade	%	1.14	0.95	0.96	1.52	5.63			**1.52**
Processing									
Ore	**'000 t**	**830**	**830**	**830**	**830**	**305**	-	-	3,625
Gold Grade	**g/t**	**4.79**	**4.73**	**4.57**	**5.27**	**9.92**	-	-	5.27
Silver Grade	**g/t**	**28.12**	**36.16**	**35.69**	**38.88**	**84.24**	-	-	38.88
Zinc Grade	**%**	**1.14**	**0.95**	**0.96**	**1.52**	**5.63**	-	-	1.52
Recovery									
Gold	%	83.0%	83.0%	83.0%	83.0%	83.0%	0.0%	0.0%	**83.0%**
Silver	%	67.7%	67.7%	67.7%	67.7%	67.7%	0.0%	0.0%	**67.7%**
Zinc	%	77.0%	77.0%	77.0%	77.0%	77.0%	0.0%	0.0%	**77.0%**
Au Refinery Recovery 99.8%	%	99.8%	99.8%	99.8%	99.8%	99.8%	0.0%	0.0%	**99.8%**
Ag Refinery Recovery 99.0%	%	99.0%	99.0%	99.0%	99.0%	99.0%	0.0%	0.0%	**99.0%**
Payable Gold	'000 ozs	106	105	101	116	81	-	-	**509**
Payable Silver	'000 ozs	503	646	638	695	554	-	-	**3,035**
Payable Zinc	'000 lbs	16,027	13,371	13,561	21,420	29,177	-	-	**93,556**
Revenue									
Gold Price	US$/oz	1,000	1,000	1,000	900	900	900	900	**960**
Silver Price	US$/oz	16.00	16.00	15.00	14.00	13.00	13.00	13.00	**14.80**
Zinc Price	US$/lb	0.90	1.05	0.90	0.80	0.80	0.80	0.80	**0.89**
Gross Value Gold	US$ '000	105,988	104,658	101,036	104,843	72,563	-	-	**489,087**
Gross Value Silver	US$ '000	8,041	10,342	9,568	9,730	7,197	-	-	**44,878**
Gross Value Zinc	US$ '000	14,424	14,039	12,205	17,136	23,342	-	-	**81,146**
Selling Cost	US$ '000	5,796	4,901	4,950	7,646	10,103	-	-	**33,396**
Royalty	US$ '000	10,725	10,484	10,484	10,725	4,272	-	-	**46,690**
Total Revenue	**US$ '000**	**111,931**	**113,655**	**107,376**	**113,337**	**88,726**	-	-	535,025
Costs									
Capital Costs									
Mine Expansion Capital	US$ '000	4,306	400	400	400	-	-	-	**5,506**
Plant Expansion Capital	US$ '000	2,000	-	-	-	-	-	-	**2,000**
Sustaining / Reclamation	US$ '000	1,628	1,628	1,628	1,628	12,700	-	-	**19,210**
Exploration Capital	US$ '000	3,700	3,700	3,900	3,900			-	**15,200**
Capitalized Development	US$ '000	21,484	22,773	24,140	-	-	-	-	**68,397**
	US$ '000	**33,118**	**28,501**	**30,067**	**5,928**	**12,700**	-	-	110,313
	US$/ AuEq oz	245	208	232	39	107	-	-	164
	US$/tonne milled	40	34	36	7	42	-	-	30
Operating Costs									
Mining	US$ '000	36,250	38,425	40,730	38,468	14,144	-	-	**168,017**
Processing	US$ '000	21,381	21,381	21,381	21,381	7,861	-	-	**93,384**
G&A	US$ '000	5,785	5,785	5,785	5,785	2,127	-	-	**25,267**
Total Operating Costs	**US$ '000**	**63,416**	**65,591**	**67,896**	**65,634**	**24,132**	-	-	286,669
	US$/ AuEq oz	469	478	524	432	203	-	-	426
	US$/tonne milled	76	79	82	79	79	-	-	79
Total Costs	**US$ '000**	**96,534**	**94,091**	**97,963**	**71,562**	**36,832**	-	-	396,982
	US$/ AuEq oz	714	686	756	471	309	-	-	590
	US$/tonne milled	116	113	118	86	121	-	-	110
Cash Flow									
Operating Margin	**US$ '000**	48,515	48,064	39,479	47,702	64,594	-	-	**248,356**
	US$/ AuEq oz	359	350	305	314	543	-	-	369
	US$/tonne milled	58	58	48	57	212	-	-	69
Pre-Tax Net Cash Flow	**US$ '000**	**15,398**	**19,563**	**9,412**	**41,775**	**51,894**	-	-	**138,043**
Cumulative	**US$ '000**	15,398	34,961	44,374	86,149	138,043	138,043	138,043	

NPV			Total Project	2011 onwards
	0%	**US$ '000**	**138,043**	**138,043**
	2%	**US$ '000**	**128,365**	**130,932**
	5%	**US$ '000**	**115,569**	**121,347**
	8%	**US$ '000**	**104,526**	**112,888**

19-11

CASH FLOW ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $138.0 million over the mine life.  The Total Cash Cost is US$426 per ounce of gold equivalent (including by-product credits for silver and zinc).  The mine life capital unit cost is US$164 per ounce, for a Total Production Cost of US$590 per ounce of gold equivalent.  Average annual gold production (not including by-product equivalent ounces) during operation is 107,000 ounces per year.  The pre-tax Net Present Value (NPV) at a base case discount rate of 5% is US$115.6 million.  If 2010 is not considered (as the report date is near year-end 2009), the pre-tax NPV at the base case 5% discount rate is $121.3 million.

SENSITIVITY ANALYSIS

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities.  Selected factors in the Project from most to least sensitive are:

•                  Gold price, silver price, zinc price

•                  Operating and capital costs.

NPV sensitivity over the base case has been calculated for -20% to +20% variations.  The sensitivities are shown in Figure 19-1 and Table 19-9.

19-12

FIGURE 19-1   SENSITIVITY ANALYSIS

TABLE 19-9   SENSITIVITY ANALYSES

Yamana Gold Inc. — Florida Mine Property

Parameter	Units	-20%	-10%	Base	10%	20%
Gold Price	US$/oz	768	864	960	1,056	1,152
Silver Price	US$/oz	12	13	15	16	18
Zinc Price	US$/lb	0.64	0.72	0.80	0.88	0.96
Operating Cost	US$000s	229,336	258,002	286,669	315,336	344,003
Capital Cost	US$000s	88,250	209,595	110,313	231,657	242,688

NPV @ 5%	Units	-20%	-10%	Base	10%	20%
Gold Price	US$millions	30	73	116	158	201
Silver Price	US$millions	112	116	116	119	123
Zinc Price	US$millions	102	109	116	123	129
Operating Cost	US$millions	211	163	116	68	20
Capital Cost	US$millions	135	125	116	106	96

19-13

20 INTERPRETATION AND CONCLUSIONS

Results of recent diamond drilling indicate that the trend of gold mineralization at the Alhué deposit continues along strike to the northwest and southeast.  Based on the projected continuity of existing structures and indications of similar mineralized structures, Yamana reports that there is geological potential for additional gold mineralization in the area.  Two other known areas of gold mineralization are present southeast of the Alhué deposit (Figure 20-1).  Yamana has started to carry out exploration in these areas.  Surface exploration in the Membrillo area in 2008 and 2009 returned significant values in several drill holes. For example, drill hole CLMB 017 returned a core length of 8.25 m grading 3.79 g/t Au, 1.87 g/t Ag and 0.25% Zn in an intersection on the Membrillo vein.

GEOLOGY AND MINERAL RESOURCES

The Pedro Valencia Mine is situated within the Coastal Cordillera in the Metropolitan Region of central Chile.  Gold and polymetallic mineralization is hosted by quartz veins and stockwork within gently east dipping andesitic tuffs and other volcaniclastic rocks of the Upper Cretaceous Lo Valle Formation.  The veins and other structures in the area are commonly associated with hydrothermal (silicic and propylitic) alteration and mineralization including gold, silver, zinc, and lead values.  Gold mineralization occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite.

Based on exploration and mining observations, the gold deposits in the mine area are classified as stockwork and vein gold deposits.

20-1

6,237,000 N
6,234,500 N
6,232,000 N
6,229,500 N
316,500 E
319,000 E
321,500 E
324,000 E
326,500 E
329,000 E
331,500 E
N
ALHUE
DISTRICT
14 Kilometres
EL MEMBRILLO
DISTRICT
CHANCON
DISTRICT
0 0.5 1.0 1.5 2.0 2.5
Kilometres

Figure 20-1

Yamana Gold Inc.

Minera Florida Limitada
Chile
Exploration Potential

March 2010

Source: Minera Florida, 2008.

20-2

Using a 2.5 g/t Au cut-off grade, the 2009 Minera Florida total Measured and Indicated Mineral Resources estimated by Yamana include 4.70 million tonnes at an average grade of approximately 6.38 g/t Au, 40.54 g/t Ag, and 1.79% Zn.  This equates to 960,000 ounces of gold, 6.1 million ounces of silver, and 185.3 million pounds of zinc.  Using a 2.5 g/t Au cut-off grade, the 2009 Minera Florida total Measured and Indicated Mineral Resources estimated by Yamana, exclusive of Mineral Reserves, total 2.13 million tonnes at an average grade of approximately 5.37 g/t Au, 24.07 g/t Ag, and 1.45% Zn.  This equates to 367,000 ounces of gold, 1.6 million ounces of silver, and 68.0 million pounds of zinc.  The deposit is also estimated to contain some 2.75 million tonnes of Inferred Mineral Resources at an average grade of approximately 6.1 g/t Au, 55.1 g/t Ag, and 1.5% Zn which equates to 540,000 ounces of gold, 4.9 million ounces of silver, and 92 million pounds of zinc.  In Scott Wilson RPA’s opinion, these resource estimates are prepared in accordance with CIM definitions and are NI 43-101 compliant.  In future resource estimates, however, Scott Wilson RPA recommends that Yamana use a minimum mining width and exclude some potentially unmineable remnant blocks from the total.

As part of our due diligence on the Mineral Resources, Scott Wilson RPA carried out an independent check on four mineralized structures using a 2.5 g/t Au cut-off grade and verified grade shells.  It is Scott Wilson RPA’s opinion that the Yamana estimate and Scott Wilson RPA check estimate show acceptable agreement.

MINERAL RESERVES AND LIFE OF MINE PLAN

The 2009 Minera Florida Mineral Reserves reported by Yamana total 3.65 million tonnes of Proven and Probable Mineral Reserves at an average grade 5.27 g/t Au, 38.9 g/t Ag, and 1.52% Zn.

The Mineral Reserves have been estimated using a cut-off grade of 3.1 g/t Au equivalent based on long-term prices of $825/oz Au, $14.00/oz Ag, and $0.75/lb Zn and recoveries of 83%, 68%, and 77% for Au, Ag, and Zn, respectively.  Scott Wilson RPA notes that the reserves are in accordance with the CIM definitions and are considered NI 43-101 compliant.

20-3

The reported Mineral Reserve estimate is reasonable for the remaining LOMP.

From 2010 to 2013, Yamana plans on mining approximately 830,000 tonnes per year at grades ranging from 4.57 g/t Au to 5.27 g/t Au, 28.1 g/t Ag to 38.9 g/t Ag, and 0.95% Zn to 1.52% Zn.

MINERAL PROCESSING

Based on the upgraded and expanded plant, overall metallurgical recoveries are forecast to be 83.0% for gold, 67.7% for silver, and 77.0% for zinc for the life of the mining operation.  These forecast recoveries are similar to historical results, which averaged 84% for gold, 71% for silver, and 71% for zinc in 2008.

Forecast gold production varies from approximately 101,000 ounces to 116,000 ounces from 2010 to 2013.  Silver production is forecast to increase from approximately 503,000 ounces in 2010 to 695,000 ounces in 2013.

CAPITAL AND OPERATING COSTS

The total capital expenditures estimated by Yamana for the mine life are $110 million. These costs include mine and plant expansion, exploration and mine development, sustaining capital, and reclamation costs.  Scott Wilson RPA is of the opinion that the total estimated capital expenditures for the Project are reasonable.

Operating costs are forecast to average $79/tonne milled, for the life of the operation.  Scott Wilson RPA is of the opinion that the total estimated operating costs for the Project are reasonable.

ECONOMIC ANALYSIS

Considering the Project on a stand-alone basis, the undiscounted pre-tax cash flow totals $138.0 million over the mine life.  The Total Cash Cost is US$426 per ounce of gold equivalent (including by-product credits for silver and zinc).  The mine life capital unit cost is US$164 per ounce, for a Total Production Cost of US$590 per ounce of gold equivalent.  Average annual gold production (not including by-product equivalent

20-4

ounces) during operation is 107,000 ounces per year.  The pre-tax Net Present Value (NPV) at a base case discount rate of 5% is US$115.6 million.

20-5

21 RECOMMENDATIONS

Scott Wilson RPA concurs with capital expenditures of $110 million estimated by Yamana for the mine life period. This estimate consists of:

•                  Capitalized mine development.

•                  Sustaining and reclamation capital.

•                  Infill drilling to upgrade Inferred Mineral Resources into Indicated and Measured categories and for eventual conversion to Mineral Reserves.

•                  Surface and underground exploration capital.

Based on recent success in discovering new veins and extending known resources, Minera Florida has continued underground exploration at the mining operation.  The exploration program for 2010 includes 800 m of drifting and 12,900 m of diamond drilling at a proposed cost of $3.5 million (Table 21-1).  The exploration is targeted at Central Inferior, Central Superior, El Choclo, Los Patos, Maquis Norte, Maquis Sur, Polvorin, Portezuelo, Rafael, Sorpresa Inferior, Tribuna Oeste, and Tribuna Norte vein systems (Figure 21-1) in the mine area and El Alamo, El Roble, and Minas de Plata in the surrounding district.  Scott Wilson RPA concurs with this exploration work.

TABLE 21-1   2010 EXPLORATION PROGRAM

Yamana Gold Inc. — Minera Florida Project

Target Area	Drifting (m)	Drilling (m)
El Alamo	100	600
El Roble	—	600
Minas de Plata	—	600
El Choclo	100	1,200
Maquis Norte	250	3,000
Portezuelo	150	2,500
Tribuna (Oeste and Norte)	200	4,400
Total	800	12,900

21-1

Figure 21-1
Yamana Gold Inc.
Minera Florida Limitada
Chile
2010
Mine Exploration Program
Source: Yamana Gold Inc., 2010.
March 2010
0 100 200 300 400 500
Metres
N
TRIBUNA OESTE
TRIBUNA NORTE
MAQUIS NORTE
PORTEZUELO (B-E)
EL CHOCLO
RAFAEL
POLVORIN
CENTRAL
LOS PATOS
MAQUIS SUR
EL ALAMO
316,200 E
316,400 E
316,600 E
316,800 E
317,000 E
317,200 E
317,400 E
317,600 E
317,800 E
318,000 E
318,200 E
6,238,400 N
6,238,200 N
6,238,000 N
6,237,800 N
6,237,600 N
6,237,400 N
6,237,200 N
6,237,000 N
6,236,800 N
6,236,600 N
6,236,400 N
6,236,200 N
6,236,000 N
6,235,800 N
6,235,600 N
6,235,400 N
6,235,200 N

21-2

Other Scott Wilson RPA recommendations include:

•                  Estimate the Mineral Resources based on a minimum width of mineralization.

•                  Expand use of an unfolding or multiple domain technique in the block models prior to interpolation so that grades are distributed through the solids that better match the geology and mineralization.

•                  Complete a study to determine if the vein mineralization can be placed in groups with common search characteristics rather than use one search strategy for all veins.

•                  Carry out systematic density measurements on representative mineralized intersections from each vein in order to represent the variability of the various mineralized zones in the resource estimation process.

•                  Remove unmineable remnant pillars and isolated blocks from the resource category.

•                  Reconcile, on a regular basis, mine dilution and mine recovery, with respect to both tonnes and grade. This reconciliation should be between mineral resources and reserves, reserves and mine production, and mine production and mill head grades.

All of these recommendations can be implemented under the existing operating budget and should present no additional cost to the Project.

21-3

22 REFERENCES

Agnerian, H., and Pearson J. L., 2007, Technical Report on the Alhué Gold Project of Minera Florida Limitada, Chile: prepared for Yamana Gold Inc., 196 pp., January 17, 2007.

Barrera, R., and Soto, B., 2009, Pruebas de Flotacion Y Cianuracion, Muestra de Mineral “Hallazgo” de Minera Florida, 25 pp., October 2009.

Barrera, R., and Soto, B., 2009, Pruebas de Molienda, Flotacion Y Cianuracion, Muestra de Mineral “Tribuna” de Minera Florida, 26 pp., October 2009.

Flores, K., 2009, Informe Anual Control de Calidad - Alhué, 2009, internal report for Minera Florida Limitada, 52 pp. November, 2009.

Lecuyer, N. L., and Moore, C. M., 2008, Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile, 153 pp., December 2008.

Lopez, C. A., 2007, Informe de Resultos Ensayos Geotecnicos Minera Florida, report for Minera Florida Limitada, 15 pp., October 2007.

Magri, E., and Ortiz, J., 2006, Definition of Drilling Grids for Resource Classification — Milenium and Marisol — Cantillana — Lorena Veins, prepared for Compania Minera Florida Limitada, 18 pp., August 2006.

Magri, E., and Valencia, M., 2007, Geological Resource Estimation, Alhué Mine, prepared for Compania Minera Florida Limitada, 10 pp., December 2007.

Pérez Delard, C., Analisis Microscopio Mineralurgico Sobre, Muestra Mineral Hallazgo II, prepared for Minera Florida, 13 pp., July, 2009.

Lagos Cordova, R., and Gonzalez Hernandez, R., Informe Proyecto 2009-30, Evaluatión Metalúrgica de Mineral Sorpresa (Versión Preliminar), prepared for Mineral Florida Limitada, 47 pp., July 2009.

22-1

23 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile” and dated March 22, 2010, was prepared and signed by the following authors:

(Signed & Sealed)

Dated at Toronto, Ontario	Stuart E. Collins, P.E.
March 22, 2010	Principal Mining Engineer

(Signed & Sealed)

Dated at Toronto, Ontario	Chester M. Moore
March 22, 2010	Principal Geologist

23-1

24 CERTIFICATE OF QUALIFIED PERSON

CHESTER M. MOORE

I, Chester M. Moore as an author of this report entitled “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile” prepared for Yamana Gold Inc. and dated March 22, 2010, do hereby certify that:

1.               I am Principal Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.               I am a graduate of the University of Toronto, Toronto, Ontario in 1972 with a Bachelor of Applied Science degree in Geological Engineering.

3.               I am registered as a Professional Engineer in the Province of Ontario (Reg. #32455016).  I have worked as a geologist for a more than 35 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Mineral Resource and Reserve estimation, feasibility studies, due diligence, corporate review and audit on exploration projects and mining operations world wide

•                  Various advanced exploration and mine geology positions at base metal and gold mining operations in Ontario, Manitoba, and Saskatchewan

•                  Director, Mineral Reserve Estimation and Reporting at the corporate offices of a former major Canadian base metal producer

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.               I visited Minera Florida’s Pedro Valencia Mine on December 1 to 3, 2009.

6.               I am responsible for all sections of the Technical Report, except section 19 and parts of Sections 17, 20, and 21.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.               I am a co-author of a previous Technical Report on the Pedro Valencia Mine.  This report was completed on December 19, 2008.

9.               I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22nd day of March, 2010

(Signed & Sealed)

Chester M. Moore, P. Eng.

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STUART E. COLLINS

I, Stuart E. Collins as an author of this report entitled “Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile” prepared for Yamana Gold Inc. and dated March 22, 2010 do hereby certify that:

1.               I am Principal Mining Engineer with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.               I am a graduate of South Dakota School of Mines and Technology, Rapid City, South Dakota, USA, in 1985 with a B.S. degree in Mining Engineering.

3.               I am a Registered Professional Engineer in the state of Colorado (#29455).  I have been a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1975, and a Registered Member (#612514) since September 2006.  I have worked as a mining engineer for a total of 24 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration, development and production mining projects around the world for due diligence and regulatory requirements;

•                  Mine engineering, mine management, mine operations and mine financial analyses, involving copper, gold, silver, nickel, cobalt, uranium, coal and base metals located in the United States, Canada, Mexico, Turkey, Bolivia, Chile, Brazil, Costa Rica and Colombia.

•                  Engineering Manager for a number of mining-related companies;

•                  Business Development for a small, privately-owned mining company in Colorado;

•                  Operations supervisor at a large gold mine in Nevada, USA ;

•                  Involvement with the development and operation of a small underground gold mine in Arizona, USA.

4.               I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

5.               I visited the Minera Florida’s Pedro Valencia Mine on December 1-3, 2009.

6.               I am responsible for overall preparation of section 19 and parts of sections 17, 20, and 21 of the Technical Report.

7.               I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.               I have had no prior involvement with the property that is the subject of the Technical Report.

9.               I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

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10.         To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 22nd day of March, 2010

(Signed & Sealed)

Stuart E. Collins, P.E.

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